Filed pursuant to Rule 424(b)(5)

Registration No. 333-53914

PROSPECTUS SUPPLEMENT

(To Prospectus Dated January 31, 2001)

$880,000,000

LEVEL 3 COMMUNICATIONS, INC.

10% CONVERTIBLE SENIOR NOTES DUE 2011

Interest on the notes will accrue from the date of original issuance at a rate of 10% per year and will be payable on May 1 and November 1 of each year, beginning on November 1, 2005. The notes will be our unsecured and unsubordinated obligations and will rank equally with all our existing and future unsecured and unsubordinated indebtedness. The notes will mature on May 1, 2011.

The notes are convertible by holders at any time after January 1, 2007 (or sooner if certain corporate events occur) into shares of our common stock at a conversion price of $3.60 per share (subject to adjustment in certain events). This is equivalent to a conversion rate of approximately 277.77 shares per $1,000 principal amount of notes. Our common stock is quoted on the Nasdaq National Market under the symbol “LVLT,” and the last reported price of the common stock on February 17, 2005, was $1.92 per share.

Holders may require us to repurchase all or any part of their notes upon the occurrence of a designated event at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date, if any, plus, in certain circumstances, a make-whole premium.

Beginning May 1, 2009, we may redeem all or a portion of the notes at the redemption prices specified in this prospectus supplement, plus accrued and unpaid interest to, but excluding, the redemption date.

To the extent the issuance of the notes and the shares issuable upon conversion thereof requires the approval of our stockholders under the rules of The Nasdaq Stock Market, Inc., we will convene a special meeting of our stockholders for the purpose of approving the issuance of the notes and the shares issuable upon conversion thereof. If we hold a stockholders meeting and our stockholders do not approve the issuance of the notes, we will have to pay the investors who have agreed to purchase the notes from us a termination fee in the aggregate amount of $26,400,000 pursuant to the terms of the purchase agreement relating to the notes.

We have agreed to file, within 10 days after the consummation of the offering, at our expense, a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), to register resales by one of the investors of notes, the shares of common stock issuable upon conversion of the notes and other of our securities beneficially owned by that investor.

Investing in the notes and our common stock involves risk. See “ Risk Factors” beginning on page S-6 of this prospectus supplement.

	Per Note	Total (1)
Public Offering Price	100%	$880,000,000
Proceeds to Level 3 (after financial advisory fee, but before expenses)	99.86%	$878,750,000

(1)	One of the institutional investors has the right to terminate its purchase obligations for regulatory reasons. In the event of such termination, the total public offering price would be $780,000,000 and the total proceeds to Level 3 would be $778,750,000.

The securities offered hereunder are offered directly by us to certain institutional investors. It is expected that delivery of the securities will be made as soon as practicable following the date hereof, or if stockholder approval of the issuance of the notes and the shares of common stock issuable upon the conversion thereof is required, as soon as practicable following the vote of our stockholders.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

February 18, 2005

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

References in this prospectus supplement to “Level 3,” “we,” “us” and “our” refer to Level 3 Communications, Inc., a company incorporated in Delaware, and its subsidiaries, except as expressly stated otherwise or unless the context requires otherwise. Financial information as of and for the periods ended December 31, 2004 contained in this prospectus supplement have not been audited or reviewed by our independent registered public accountants.

(i)

INFORMATION REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference forward looking statements and information (as such term is defined in the Private Securities Litigation Reform Act of 1995) that are based on the beliefs of management as well as assumptions made by and information currently available to Level 3. When used in this prospectus supplement, the words “anticipate”, “believe”, “plans”, “estimate” and “expect” and similar expressions, as they relate to Level 3 or its management, are intended to identify forward-looking statements. Such statements reflect the current views of Level 3 with respect to future events and are subject to certain risks, uncertainties and assumptions.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document. These forward-looking statements include, among others, statements concerning:

•	Level 3’s communications and information services business, its advantages and Level 3’s strategy for continuing to pursue its business;

•	anticipated development and launch of new services in the communications portion of Level 3’s business;

•	anticipated dates on which Level 3 will begin providing certain services or reach specific milestones in the development and implementation of its business;

•	growth and recovery of the communications and information services industry;

•	expectations as to Level 3’s future revenue, margins, expenses and capital requirements; and

•	other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

These forward-looking statements are subject to risks and uncertainties, including financial, regulatory, environmental, industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent Level 3 from achieving its stated goals include, but are not limited to, Level 3’s failure to:

•	overcome the softness in the general economy given its disproportionate effect on the telecommunications industry;

•	increase the volume of traffic on Level 3’s network;

•	successfully complete commercial testing of new technology and our information systems to support new products and services, including voice transmission services;

•	develop new products and services that meet customer demands and generate acceptable margins;

•	meet all of the terms and conditions of Level 3’s debt obligations;

•	integrate strategic acquisitions;

•	attract and retain qualified management and other personnel;

•	overcome Software Spectrum’s reliance on financial incentives, volume discounts and marketing funds from software publishers; and

•	reduce downward pressure on Software Spectrum’s margins as a result of the use of volume licensing and maintenance agreements.

SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This is not intended to be a complete description of the matters covered in this prospectus supplement and the accompanying prospectus and is subject to, and qualified in its entirety by, reference to the more detailed information and financial statements (including the notes thereto) included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

THE COMPANY

Level 3 Communications, Inc., through its subsidiaries, engages primarily in the communications and information services businesses.

Level 3 is a facilities based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services) of a broad range of integrated communications services. Level 3 has created, generally by constructing its own assets, but also through a combination of purchasing and leasing of facilities, the Level 3 Network—an advanced, international, facilities based communications network. Level 3 has designed the Level 3 Network to provide communications services, which employ and leverage rapidly improving underlying optical and Internet Protocol technologies.

Level 3’s principal executive offices are located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021 and its telephone number is (720) 888-1000.

RECENT DEVELOPMENTS

For the fourth quarter 2004, our consolidated revenue was $1.05 billion. The net loss for the fourth quarter 2004 was $77 million, or $0.11 per share. Included in the net loss for the fourth quarter 2004 was $103 million of termination and settlement revenue, a $50 million gain associated with the extinguishment of debt related to our tender offer completed in December 2004, a $14 million lease impairment charge, and a $9 million gain associated with the sale of certain investment securities.

For the fourth quarter 2004, our communications revenue was $482 million, which includes $103 million of termination and settlement revenue due primarily to the previously announced dark fiber contract termination with McLeodUSA. Communications cost of revenue for the fourth quarter 2004 was $120 million. Communications selling general and administrative expenses were $208 million for the fourth quarter 2004. These expenses included a $2 million reduction associated with property taxes and $15 million of non-cash stock compensation expense.

For the full year 2004, communications revenue was $1.68 billion, which includes $113 million of termination and settlement revenue and compares to $1.95 billion in 2003, which includes $346 million of termination and settlement revenue.

Effective February 17, 2005, we terminated our “poison pill” rights plan.

THE NOTES

The following is a brief summary of select terms of the notes. For a more complete description of the terms of the notes, see the sections of this prospectus supplement entitled “Description of Notes”.

Issuer	Level 3 Communications, Inc.

Notes Offered	$880,000,000 aggregate principal amount of 10% convertible senior notes due May 1, 2011. One of the institutional investors has the right to terminate its purchase obligations for regulatory reasons. In the event of such termination, the total aggregate principal amount of notes offered would be $780,000,000.

Offering Price	100% of the principal amount plus accrued interest, if any, from the date of original issuance.

Maturity	May 1, 2011.

Interest	10% per year on the principal amount accruing from the date of original issuance, payable semi-annually on May 1 and November 1, beginning on November 1, 2005.

Ranking

The notes will be our general unsecured unsubordinated obligations and will rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to all of our existing and future secured debt as to the assets securing such debt and will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

As of December 31, 2004, after giving pro forma effect to this offering:

•      Level 3 Communications, Inc. would have had an aggregate of approximately $730 million of secured debt consisting of its guarantee of borrowings under our credit facility; and

•      Level 3 Communications, Inc.’s subsidiaries would have had an aggregate of approximately $2.663 billion of outstanding indebtedness and other balance sheet liabilities (excluding deferred revenue), excluding intercompany liabilities.

Conversion Rights

Holders may surrender notes for conversion beginning on January 1, 2007 (or sooner if a “change of control” occurs) and before the maturity date. For each $1,000 principal amount of notes surrendered for conversion you will receive 277.77 shares of our common stock. We refer to this as the conversion rate.

As a condition to conversion of notes, a holder must deliver to us a certificate representing that either such holder has obtained clearance from the applicable governmental authorities under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (or the HSR Act), or that such holder qualifies for an exemption under the HSR Act.

The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest, if any. Upon conversion, a holder will not receive any cash payment representing accrued interest, subject to certain exceptions. Instead, accrued interest will be deemed paid by the shares of common stock received by the holder on conversion.

Sinking Fund	None.

Redemption at the Option of Level 3	Beginning on May 1, 2009, we may redeem the notes, in whole or in part, at our option at any time or from time to time at the redemption prices set forth herein, plus accrued and unpaid interest thereon (if any) to the redemption date.

Repurchase at the Option of Holders upon a Designated Event

Upon the occurrence of a designated event (a change of control or a termination of trading as defined herein), holders of the notes will have the right, subject to certain exceptions and conditions, to require us to repurchase all or any part of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest thereon (if any) to the redemption date, plus, upon the occurrence of certain changes in control, a “make-whole” premium.

See “Risk Factors—If Level 3 experiences a change of control or termination of trading, Level 3 may be unable to purchase the notes you hold as required under the indenture relating to the notes.”

Resale Registration Rights	We have agreed with one investor to file, within 10 days after the issuance of the notes, at our expense, a shelf registration statement with respect to the resale by that investor of the notes, the common stock issuable upon conversion of the notes and other of our securities beneficially owned by that investor, and to use our reasonable best efforts to have the shelf registration statement declared effective.

Trading	Our common stock currently trades on the Nasdaq National Market under the symbol “LVLT.” We have not applied and do not intend to apply for the listing of the notes on any securities exchange.

Risk Factors	See “Risk Factors” to read about important factors you should consider before purchasing the notes.

Conditions to Issuance of the Notes

The investors who have agreed to purchase notes from us will not be obligated to purchase the notes under the purchase agreement relating to the notes unless investors purchase at least $500 million in aggregate principal amount of notes.

To the extent the issuance of the notes and the shares issuable upon conversion thereof requires the approval of our stockholders under the rules of The Nasdaq Stock Market, Inc., we will convene a special meeting of our stockholders for the purpose of approving the issuance of the notes and the shares issuable upon conversion thereof. If we hold a stockholders meeting and our stockholders do not approve the issuance of the notes, we will have to pay the investors who have agreed to purchase the notes from us a termination fee in the aggregate amount of $26,400,000 ($23,400,000 if one investor exercises its right to terminate its purchase obligations for regulatory reasons) pursuant to the terms of the purchase agreement relating to the notes.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing Level 3. Additional risks not presently known to Level 3, or that Level 3 currently deems immaterial, may also impair Level 3’s business operations.

Level 3’s business, financial condition or results of operations could be materially adversely affected by any of these risks. The value of the notes and the trading price of Level 3’s common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus supplement, the accompanying prospectus and the information incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Level 3’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by Level 3 described below and elsewhere in this prospectus supplement, the accompanying prospectus and the information included or incorporated by reference.

Risks Related to Level 3’s Business

Communications Group

Continuing softness in the economy is having a disproportionate effect on the telecommunications industry

The downturn in general economic conditions, particularly in the telecommunications services industry, has forced a number of Level 3’s competitors and customers to file for protection from creditors under bankruptcy laws and to take other extraordinary actions to reconfigure their capital structure. These companies had significant debt servicing requirements and were unable to generate sufficient cash from operations to both service their debt and conduct their businesses. Level 3 has changed its customer base in order to focus on global users of bandwidth capacity, which tend to be more financially viable than certain of Level 3’s former Internet start-up customers, and Level 3 has implemented policies and procedures designed to enable it to make determinations regarding the financial condition of potential and existing customers. However, there can be no assurance regarding the financial viability of Level 3’s customers or that these policies and procedures will be effective. If general economic conditions in the United States remain at current levels for an extended period of time or worsen, Level 3 could be materially adversely affected.

The prices that Level 3 charges for its services have been decreasing, and Level 3 expects that they will continue to decrease over time and Level 3 may be unable to compensate for this lost revenue

Level 3 expects to continue to experience decreasing prices for its services as Level 3 and its competitors increase transmission capacity on existing and new networks, as a result of its current agreements with customers which often contain volume-based pricing, through technological advances or otherwise, and as volume-based pricing becomes more prevalent. Accordingly, Level 3’s historical revenue is not indicative of future revenue based on comparable traffic volumes. As the prices for its services decrease for whatever reason, if Level 3 is unable to offer additional services from which it can derive additional revenue or otherwise reduce its operating expenses, Level 3’s operating results will decline and its business and financial results will suffer.

Level 3 also expects, excluding the effects of acquisitions, managed modem related revenue to continue to decline in the future primarily due to an increase in the number of subscribers migrating to broadband services and continued pricing pressures and declining customer obligations under contractual arrangements.

Level 3’s communications revenue is concentrated in a limited number of customers

A significant portion of Level 3’s communications revenue is concentrated among a limited number of customers. If Level 3 lost one or more of these major customers, or if one or more major customers significantly decreased orders for Level 3’s services, Level 3’s communications business would be materially and adversely affected. Revenue from Level 3’s two largest communications customers, Time Warner, Inc. and its affiliates and Verizon Communications, Inc. and its affiliates, represented approximately 24% and 10% of Level 3’s communications revenue for 2003, respectively. America Online, Level 3’s largest managed modem customer and an affiliate of Time Warner, Inc., has reduced the number of managed modem ports it purchases from Level 3 by approximately 22% during the third quarter of 2004 with additional port turndowns of approximately 8% occurring in the fourth quarter. Level 3’s future communications operating results will depend on the success of these customers and other customers and its success in selling services to them.

If Level 3 were to lose a significant portion of its communications revenue from either America Online or Verizon, Level 3 would not be able to replace this revenue in the short term and its operating losses would increase, which increase may be significant.

Failure to complete development, testing and introduction of new services, including VoIP services, could affect our ability to compete in the industry

Level 3 continuously develops, tests and introduces new services that are delivered over Level 3’s network. These new services are intended to allow Level 3 to address new segments of the communications marketplace and to compete for additional customers. In certain instances, the introduction of new services requires the successful development of new technology. To the extent that upgrades of existing technology are required for the introduction of new services, the success of these upgrades may be dependent on the conclusion of contract negotiations with vendors and vendors meeting their obligations in a timely manner. In addition, new service offerings may not be widely accepted by customers. If Level 3 is not able to successfully complete the development and introduction of new services, including Voice-over-IP (or VoIP) services, in a timely manner, Level 3’s business could be materially adversely affected.

Level 3 needs to increase the volume of traffic on its network or its network will not generate profits

Level 3 must substantially increase the volume of Internet, data, voice and video transmission on Level 3’s network in order to realize the anticipated cash flow, operating efficiencies and cost benefits of the Level 3 network. If Level 3 does not develop new large-volume customers and maintain its relationship with current customers, Level 3 may not be able to substantially increase traffic on the Level 3 network, which would adversely affect Level 3’s ability to become profitable.

During its limited operating history, Level 3 has generated substantial losses, which Level 3 expects to continue

The development of Level 3’s communications business required, and may continue to require, significant expenditures. These expenditures could result in substantial negative cash flow from operating activities and substantial net losses for the near future. For the fiscal year ended December 31, 2004, Level 3 incurred a loss from continuing operations of approximately $458 million. Level 3 expects to continue to experience losses, and may not be able to achieve or sustain operating profitability in the future. Continued operating losses could limit Level 3’s ability to obtain the cash needed to expand its network, make interest and principal payments on its debt or fund other business needs.

Level 3 will need to continue to expand and adapt its network in order to remain competitive, which may require significant additional funding

Future expansion and adaptations of the Level 3 network’s electronic and software components will be necessary in order to respond to:

•	growing number of customers;

•	increased demands by customers to transmit larger amounts of data;

•	changes in customers’ service requirements;

•	technological advances by competitors; and

•	governmental regulations.

Future expansion or adaptation of Level 3’s network will require substantial additional financial, operational and managerial resources, which may not be available at the time. If Level 3 is unable to expand or adapt its network to respond to these developments on a timely basis and at a commercially reasonable cost, its business will be materially adversely affected.

Level 3’s need to obtain additional capacity for its network from other providers increases its costs

Level 3 continues in some part to lease telecommunications capacity and obtains rights to use dark fiber from both long distance and local telecommunications carriers in order to extend the scope of Level 3’s network. Any failure by companies leasing capacity to Level 3 to provide timely service to Level 3 would adversely affect Level 3’s ability to serve its customers or increase the costs of doing so. Some of Level 3’s agreements with other providers require the payment of amounts for services whether or not those services are used. Level 3 enters into interconnection agreements with many domestic and foreign local telephone companies, but Level 3 is not always able to do so on favorable terms.

Costs of obtaining local service from other carriers comprise a significant proportion of the operating expenses of long distance carriers. Similarly, a large proportion of the costs of providing international service consists of payments to other carriers. Changes in regulation, particularly the regulation of local and international telecommunication carriers, could indirectly, but significantly, affect Level 3’s competitive position. These changes could increase or decrease the costs of providing Level 3’s services.

Level 3’s business requires the continued development of effective business support systems to implement customer orders and to provide and bill for services

Level 3’s business depends on its ability to continue to develop effective business support systems and in particular the development of these systems for use by third-party distributors. This is a complicated undertaking requiring significant resources and expertise and support from third-party vendors. Business support systems are needed for:

•	implementing customer orders for services;

•	provisioning, installing and delivering these services; and

•	monthly billing for these services.

Because Level 3’s business provides for continued rapid growth in the number and volume of services offered, there is a need to continue to develop these business support systems on a schedule sufficient to meet proposed service rollout dates. In addition, Level 3 requires these business support systems to expand and adapt to its rapid growth and alternate distribution channel strategy. The failure to continue to develop effective business support systems could materially adversely affect Level 3’s ability to implement its business plans.

Level 3’s growth may depend upon its successful integration of acquired businesses

The integration of acquired businesses involves a number of risks, including, but not limited to:

•	demands on management related to the significant increase in size after the acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	difficulties in the assimilation and retention of employees;

•	difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations; and

•	difficulties in the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards, controls, including internal accounting controls, procedures and policies.

If Level 3 cannot successfully integrate acquired businesses or operations, Level 3 may experience material negative consequences to its business, financial condition or results of operations. Successful integration of these acquired businesses or operations will depend on Level 3’s ability to manage these operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage and, to some degree, to eliminate redundant and excess costs. Because of difficulties in combining geographically distant operations, Level 3 may not be able to achieve the benefits that Level 3 hopes to achieve as a result of the acquisition.

Level 3 may be unable to hire and retain sufficient qualified personnel; the loss of any of its key executive officers could adversely affect Level 3

Level 3 believes that its future success will depend in large part on its ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial, professional and technical personnel. Level 3 has experienced significant competition in attracting and retaining personnel who possess the skills that it is seeking. As a result of this significant competition, Level 3 may experience a shortage of qualified personnel. Level 3’s businesses are managed by a small number of key executive officers, particularly James Q. Crowe, Chief Executive Officer, Charles C. Miller, III, Vice Chairman of the Board, and Kevin J. O’Hara, Chief Operating Officer. The loss of any of these key executive officers could have a material adverse effect on Level 3.

Level 3 must obtain and maintain permits and rights-of-way to operate Level 3’s network

If Level 3 is unable, on acceptable terms and on a timely basis, to obtain and maintain the franchises, permits and rights needed to expand and operate Level 3’s network, its business could be materially adversely affected. In addition, the cancellation or nonrenewal of the franchises, permits or rights that are obtained could materially adversely affect Level 3. Level 3 is a defendant in several lawsuits that the plaintiffs have sought to have certified as class actions that, among other things, challenge its use of rights of way. It is likely that additional suits challenging use of its rights of way will occur and that those plaintiffs also will seek class certification. The outcome of this litigation may increase Level 3’s costs and adversely affect its operating results.

Termination of relationships with key suppliers could cause delay and costs

Level 3 is dependent on third-party suppliers for fiber, computers, software, optronics, transmission electronics and related components that are integrated into Level 3’s network. If any of these relationships is terminated or a supplier fails to provide reliable services or equipment and Level 3 is unable to reach suitable alternative arrangements quickly, Level 3 may experience significant additional costs. If that happens, Level 3 could be materially adversely affected.

Rapid technological changes can lead to further competition

The communications industry is subject to rapid and significant changes in technology. In addition, the introduction of new products or technologies, as well as the further development of existing products and technologies may reduce the cost or increase the supply of certain services similar to those that Level 3 provides. As a result, Level 3’s most significant competitors in the future may be new entrants to the communications and information services industries. These new entrants may not be burdened by an installed base of outdated equipment. Future success depends, in part, on the ability to anticipate and adapt in a timely manner to technological changes. Technological changes and the resulting competition could have a material adverse effect on Level 3.

Increased industry capacity and other factors could lead to lower prices for Level 3’s services

Additional network capacity available from Level 3’s competitors may cause significant decreases in the prices for services. Prices may also decline due to capacity increases resulting from technological advances and strategic alliances, such as long distance capacity purchasing alliances among regional Bell operating companies. Increased competition has already led to a decline in rates charged for various telecommunications services.

Level 3 is subject to significant regulation that could change in an adverse manner

Communications services are subject to significant regulation at the federal, state, local and international levels. These regulations affect Level 3 and its existing and potential competitors. Delays in receiving required regulatory approvals, completing interconnection agreements with incumbent local exchange carriers or the enactment of new and adverse regulations or regulatory requirements may have a material adverse effect on Level 3. In addition, future legislative, judicial and regulatory agency actions could have a material adverse effect on Level 3.

Recent federal legislation provides for a significant deregulation of the U.S. telecommunications industry, including the local exchange, long distance and cable television industries. This legislation remains subject to judicial review and additional FCC rulemaking. As a result, Level 3 cannot predict the legislation’s effect on its future operations. Many regulatory actions are under way or are being contemplated by federal and state authorities regarding important items. These actions could have a material adverse effect on Level 3’s business.

Level 3 may lose customers if it experiences system failures that significantly disrupt the availability and quality of the services that it provides

Level 3’s operations depend on its ability to avoid and mitigate any interruptions in service or reduced capacity for customers. Interruptions in service or performance problems, for whatever reason, could undermine confidence in Level 3’s services and cause Level 3 to lose customers or make it more difficult to attract new ones. In addition, because many of Level 3’s services are critical to the businesses of many of its customers, any significant interruption in service could result in lost profits or other loss to customers. Although Level 3 attempts to disclaim liability in its service agreements, a court might not enforce a limitation on liability, which could expose Level 3 to financial loss. In addition, Level 3 often provides its customers with guaranteed service level commitments. If Level 3 is unable to meet these guaranteed service level commitments as a result of service interruptions, Level 3 may be obligated to provide credits, generally in the form of free service for a short period of time, to its customers, which could negatively affect its operating results.

The failure of any equipment or facility on Level 3’s network, including the network operations control center and network data storage locations, could result in the interruption of customer service until necessary repairs are effected or replacement equipment is installed. Network failures, delays and errors could also result from natural disasters, terrorist acts, power losses, security breaches and computer viruses. These failures, faults or errors could cause delays, service interruptions, expose Level 3 to customer liability or require expensive modifications that could have a material adverse effect on Level 3’s business.

Intellectual property and proprietary rights of others could prevent Level 3 from using necessary technology to provide Internet protocol voice services

While Level 3 does not know of any technologies that are patented by others that it believes are necessary for Level 3 to provide its services, necessary technology may in fact be patented by other parties either now or in the future. If necessary technology were held under patent by another person, Level 3 would have to negotiate a license for the use of that technology. Level 3 may not be able to negotiate such a license at a price that is acceptable. The existence of such patents, or Level 3’s inability to negotiate a license for any such technology on acceptable terms, could force Level 3 to cease using the technology and offering products and services incorporating the technology.

Canadian law currently does not permit Level 3 to offer services in Canada

Ownership of facilities that originate or terminate traffic in Canada is currently limited to Canadian carriers. This restriction hinders Level 3’s entry into the Canadian market unless appropriate arrangements can be made to address it.

Potential regulation of Internet service providers in the United States could adversely affect Level 3’s operations

The FCC has to date treated Internet service providers as enhanced service providers. Enhanced service providers are currently exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the universal service fund. The FCC is currently examining the status of Internet service providers and the services they provide. If the FCC were to determine that Internet service providers, or the services they provide, are subject to FCC regulation, including the payment of access charges and contribution to the universal service funds, it could have a material adverse effect on Level 3’s business and the profitability of its services.

The communications and information services industries are highly competitive with participants that have greater resources and a greater number of existing customers

The communications and information services industries are highly competitive. Many of Level 3’s existing and potential competitors have financial, personnel, marketing and other resources significantly greater than Level 3. Many of these competitors have the added competitive advantage of a larger existing customer base. In addition, significant new competitors could arise as a result of:

•	increased consolidation and strategic alliances in the industry;

•	allowing foreign carriers to compete in the U.S. market;

•	further technological advances; and

•	further deregulation and other regulatory initiatives.

If Level 3 is unable to compete successfully, its business could be materially adversely affected.

Level 3 may be unable to successfully identify, manage and assimilate future acquisitions, investments and strategic alliances, which could adversely affect Level 3’s results of operations

Level 3 continually evaluates potential investments and strategic opportunities to expand Level 3’s network, enhance connectivity and add traffic to the network. In the future, Level 3 may seek additional investments, strategic alliances or similar arrangements, which may expose it to risks such as:

•	the difficulty of identifying appropriate investments, strategic allies or opportunities;

•	the possibility that senior management may be required to spend considerable time negotiating agreements and monitoring these arrangements;

•	the possibility that definitive agreements will not be finalized;

•	potential regulatory issues applicable to the telecommunications business;

•	the loss or reduction in value of the capital investment;

•	the inability of management to capitalize on the opportunities presented by these arrangements; and

•	the possibility of insolvency of a strategic ally.

There can be no assurance that Level 3 would successfully overcome these risks or any other problems encountered with these investments, strategic alliances or similar arrangements.

Information Services

Software Spectrum relies on financial incentives, volume discounts and marketing funds from software publishers

As part of Software Spectrum’s supply agreements with certain publishers and distributors, Software Spectrum receives substantial incentives in the form of rebates, volume purchase discounts, cooperative advertising funds and market development funds. Under the licensing model increasingly used by Microsoft, which became effective in October 2001, Software Spectrum no longer receives these forms of financial incentives on new enterprise-wide licensing agreements, but instead Software Spectrum is paid fees for services performed under those agreements. Other publishers have based their financial incentives on specific market segments and products. If the Software Spectrum business model does not continue to align with the objectives established for these incentives or if software publishers further change, reduce or discontinue these incentives, discounts or advertising allowances, Software Spectrum’s business and Level 3’s consolidated financial results could be materially adversely affected.

Software Spectrum is very dependent on a small number of vendors

A large percentage of Software Spectrum’s sales are represented by popular business software products from a small number of vendors. For the year ended December 31, 2003, approximately 70% of Software Spectrum’s net software sales were derived from products published by Microsoft and IBM/ Lotus. Most of Software Spectrum’s contracts with vendors are terminable by either party, without cause, upon 30 to 60 days notice. The loss or significant change in Software Spectrum’s relationship with these vendors could have a material adverse effect on Software Spectrum’s business and Level 3’s consolidated financial results. Although Software Spectrum believes the software products would be available from other parties, Level 3 may have to obtain such products on terms that would likely adversely affect its financial results.

Software Spectrum’s business is sensitive to general economic conditions and its success at expanding its business geographically

Software Spectrum’s business is sensitive to the spending patterns of its customers, which in turn are subject to prevailing economic and business conditions. Due to current economic conditions, there has been a decrease in spending for information technology by both existing and potential customers over the several past years. If customers and potential customers continue to decrease their spending in this area, the Level 3 consolidated financial results would be adversely affected. Further, sales to large corporations have been important to Software Spectrum’s results, and its future results are dependent on its continued success with such customers. Sales outside of the United States accounted for approximately 33% of Software Spectrum’s revenue for the year ended December 31, 2003. Software Spectrum’s future growth and success depend on continued growth and success in international markets. The success and profitability of Software Spectrum’s international operations are subject to numerous risks and uncertainties, including local economic and labor conditions, unexpected changes in the regulatory environment, trade protection measures and tax laws, currency exchange risks, political instability and other risks of conducting business abroad.

Software Spectrum’s business is subject to seasonal changes in demand and resulting sales activities

Software Spectrum’s software distribution business is subject to seasonal influences. In particular, net sales and profits in the United States, Canada and Europe are typically lower in the first and third quarters due to lower levels of information technology purchases during those times. As a result, Software Spectrum’s quarterly results may be materially affected during those quarters. Therefore, the operating results for any three month period are not necessarily indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year. In addition, periods of higher sales activities during certain quarters may require a greater use of working capital to fund the Software Spectrum business in the quarter that follows the higher levels of sales activities.

Software Spectrum operates in a highly competitive business environment and is subject to significant pricing competition

The desktop technology marketplace is intensely competitive. Software Spectrum faces competition from a wide variety of sources, including other software resellers, hardware manufacturers and resellers, large system integrators, software publishers, contact services providers, software suppliers, retail stores (including superstores), mail order, Internet and other discount business suppliers. Many of Level 3’s competitors, particularly software publishers, have substantially greater financial resources than Software Spectrum. Because of the intense competition within the software channel, companies that compete in this market, including Software Spectrum, are characterized by low gross and operating margins. Consequently, Software Spectrum’s profitability is highly dependent upon effective cost and management controls.

The market for Software Spectrum’s products and services is characterized by rapidly changing technology

The market for Software Spectrum’s products and services is characterized by rapidly changing technology, evolving industry standards and frequent introductions of new products and services. Software Spectrum’s future success will depend in part on its ability to enhance existing services, to continue to invest in rapidly changing technology and to offer new services on a timely basis. Additionally, Level 3’s business results can be adversely affected by disruptions in customer ordering patterns, the effect of new product releases and changes in licensing programs.

Software Spectrum’s business is subject to significant changes in the methods of software distribution

In late 2001, Microsoft announced a change to its licensing programs, whereby new enterprise-wide licensing arrangements are priced, billed and collected directly by Microsoft. Software Spectrum continues to provide sales and support services related to these transactions and will earn a service fee directly from Microsoft for these activities. Enterprise-wide licensing agreements in effect prior to October 1, 2001, which generally have terms of three years from the date such agreements are signed, and Microsoft’s other licensing programs were not affected by this change. The licensing program changes have resulted in significantly lower revenue for the Software Spectrum on the affected transactions. For the year ended December 31, 2003, approximately 25% of Software Spectrum’s product sales were under Microsoft enterprise-wide licensing agreements. Software Spectrum’s continued ability to adjust to and compete under this new model are important factors in its future success.

The manner in which software products are distributed and sold is continually changing, and new methods of distribution may continue to emerge or expand. Software publishers may intensify their efforts to sell their products directly to end-users, including current and potential customers of Software Spectrum. Other products and methodologies for distributing software to users may be introduced by publishers, present competitors or other third parties. If software suppliers’ participation in these programs is reduced or eliminated, or if other methods of distribution of software, which exclude the software resale channel, become common, Software Spectrum’s business and Level 3’s consolidated financial results could be materially adversely affected.

Other Operations

Environmental liabilities from Level 3’s historical operations could be material

Level 3’s operations and properties are subject to a wide variety of laws and regulations relating to environmental protection, human health and safety. These laws and regulations include those concerning the use and management of hazardous and non-hazardous substances and wastes. Level 3 has made and will continue to make significant expenditures relating to its environmental compliance obligations. Level 3 may not at all times be in compliance with all of these requirements.

In connection with certain historical operations, Level 3 is a party to, or otherwise involved in, legal proceedings under state and federal law involving investigation and remediation activities at approximately 110 contaminated properties. Level 3 could be held liable, jointly and severally, and without regard to fault, for such investigation and remediation. The discovery of additional environmental liabilities related to historical operations or changes in existing environmental requirements could have a material adverse effect on Level 3.

Potential liabilities and claims arising from coal operations could be significant

Level 3’s coal operations are subject to extensive laws and regulations that impose stringent operational, maintenance, financial assurance, environmental compliance, reclamation, restoration and closure requirements.

These requirements include those governing air and water emissions, waste disposal, worker health and safety, benefits for current and retired coal miners, and other general permitting and licensing requirements. Level 3 may not at all times be in compliance with all of these requirements. Liabilities or claims associated with this non-compliance could require Level 3 to incur material costs or suspend production. Mine reclamation costs that exceed reserves for these matters also could require Level 3 to incur material costs.

General

If Level 3 is unable to comply with the restrictions and covenants in its debt agreements, there would be a default under the terms of these agreements, and this could result in an acceleration of payment of funds that have been borrowed

If Level 3 were unable to comply with the restrictions and covenants in any of its debt agreements, there would be a default under the terms of those agreements. As a result, borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, there can be no assurance that Level 3 would be able to make necessary payments to the lenders or that it would be able to find alternative financing. Even if Level 3 were able to obtain alternative financing, there can be no assurance that it would be on terms that are acceptable.

Level 3 has substantial debt, which may hinder its growth and put it at a competitive disadvantage

Level 3’s substantial debt may have important consequences, including the following:

•	the ability to obtain additional financing for acquisitions, working capital, investments and capital or other expenditure could be impaired or financing may not be available on acceptable terms;

•	a substantial portion of Level 3’s cash flow will be used to make principal and interest payments on outstanding debt, reducing the funds that would otherwise be available for operations and future business opportunities;

•	a substantial decrease in cash flows from operating activities or an increase in expenses could make it difficult to meet debt service requirements and force modifications to operations;

•	Level 3 has more debt than certain of its competitors, which may place Level 3 at a competitive disadvantage; and

•	substantial debt may make Level 3 more vulnerable to a downturn in business or the economy generally.

Level 3 had substantial deficiencies of earnings to cover fixed charges of approximately $384 million for the fiscal year ended December 31, 2004, $706 million for the fiscal year 2003, $926 million for the fiscal year 2002 and $4.378 billion for the fiscal year 2001.

Level 3 may not be able to repay its existing debt; failure to do so or refinance the debt could prevent Level 3 from implementing its strategy and realizing anticipated profits

If Level 3 were unable to refinance its debt or to raise additional capital on acceptable terms, its ability to operate its business would be impaired. As of December 31, 2004, after giving pro forma effect to this offering, Level 3 Communications, Inc. would have had an aggregate of approximately $6.091 billion of long-term debt on a consolidated basis, including current maturities, and approximately $157 million of stockholders’ deficit. Level 3’s ability to make interest and principal payments on its debt and borrow additional funds on favorable terms depends on the future performance of the business. If Level 3 does not have enough cash flow in the future to make interest or principal payments on its debt, it may be required to refinance all or a part of its debt or to raise additional capital. Level 3 cannot assure that it will be able to refinance its debt or raise additional capital on acceptable terms.

Restrictions and covenants in Level 3’s debt agreements limit its ability to conduct its business and could prevent it from obtaining needed funds in the future

Level 3’s debt and financing arrangements contain a number of significant limitations that restrict its ability to, among other things:

•	borrow additional money or issue guarantees;

•	pay dividends or other distributions to stockholders;

•	make investments;

•	create liens on assets;

•	sell assets;

•	enter into sale-leaseback transactions;

•	enter into transactions with affiliates; and

•	engage in mergers or consolidations.

Increased scrutiny of financial disclosure, particularly in the telecommunications industry in which Level 3 operates, could adversely affect investor confidence, and any restatement of earnings could increase litigation risks and limit its ability to access the capital markets

Congress, the SEC, other regulatory authorities and the media are intensely scrutinizing a number of financial reporting issues and practices. Although all businesses face uncertainty with respect to how the U.S. financial disclosure regime may be impacted by this process, particular attention has been focused recently on the telecommunications industry and companies’ interpretations of generally accepted accounting principles.

If Level 3 were required to restate its financial statements as a result of a determination that it had incorrectly applied generally accepted accounting principles, that restatement could adversely affect its ability to access the capital markets or the trading price of its securities. The recent scrutiny regarding financial reporting has also resulted in an increase in litigation in the telecommunications industry. There can be no assurance that any such litigation against Level 3 would not materially adversely affect its business or the trading price of Level 3’s securities.

Terrorist attacks and other acts of violence or war may adversely affect the financial markets and Level 3’s business

As a result of the September 11, 2001, terrorist attacks and subsequent events, there has been considerable uncertainty in world financial markets. The full effect on the financial markets of these events, as well as concerns about future terrorist attacks, is not yet known. They could, however, adversely affect Level 3’s ability to obtain financing on terms acceptable to it, or at all.

There can be no assurance that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly affect Level 3’s physical facilities or those of its customers. These events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and world financial markets and economy. Any of these occurrences could materially adversely affect Level 3’s business.

Level 3’s international operations and investments expose it to risks that could materially adversely affect the business

Level 3 has operations and investments outside of the United States, as well as rights to undersea cable capacity extending to other countries, that expose it to risks inherent in international operations. These include:

•	general economic, social and political conditions;

•	the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

•	tax rates in some foreign countries may exceed those in the U.S.;

•	foreign currency exchange rates may fluctuate, which could adversely affect Level 3’s results of operations and the value of its international assets and investments;

•	foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	difficulties and costs of compliance with foreign laws and regulations that impose restrictions on Level 3’s investments and operations, with penalties for noncompliance, including loss of licenses and monetary fines;

•	difficulties in obtaining licenses or interconnection arrangements on acceptable terms, if at all; and

•	changes in U.S. laws and regulations relating to foreign trade and investment.

Risks Related to an Investment in the Notes and Level 3’s Common Stock

Level 3’s subsidiaries must make payments to Level 3 in order for it to make payments on the notes

Level 3 Communications, Inc. is a holding company with no material assets other than the stock of its subsidiaries. Accordingly, Level 3 Communications, Inc. depends upon dividends, loans or other distributions from its subsidiaries to generate the funds necessary to meet its financial obligations, including its obligations to pay you as a holder of notes. Level 3 Communications, Inc.’s subsidiaries may not generate earnings sufficient to enable it to meet its payment obligations. Level 3 Communications, Inc.’s subsidiaries are legally distinct from it and have no obligation to pay amounts due on its debt or to make funds available to it for such payment. Future debt of certain of Level 3 Communications, Inc.’s subsidiaries, including any debt outstanding under our credit facility, may prohibit the payment of dividends or the making of loans or advances to Level 3 Communications, Inc. In addition, the ability of such subsidiaries to make such payments, loans or advances is limited by the laws of the relevant states in which such subsidiaries are organized or located. In certain circumstances, the prior or subsequent approval of such payments, loans or advances is required from applicable regulatory bodies or other governmental entities.

Because the notes are structurally subordinated to the obligations of Level 3’s subsidiaries, you may not be fully repaid if Level 3 becomes insolvent

Substantially all of Level 3 Communications, Inc.’s operating assets are held directly by its subsidiaries. Holders of any preferred stock of any of Level 3 Communications, Inc.’s subsidiaries and creditors, including trade creditors, have and will have claims relating to the assets of that subsidiary that are senior to the notes. That is, the notes are structurally subordinated to the debt, preferred stock and other obligations of Level 3 Communications, Inc.’s subsidiaries. As of the date of this prospectus supplement, holders of the notes have no claims to the assets of any of Level 3 Communications, Inc.’s subsidiaries. As of December 31, 2004, on a pro forma basis after giving pro forma effect to this offering, Level 3 Communications, Inc.’s subsidiaries would have had approximately $2.663 billion in aggregate indebtedness and other balance sheet liabilities (excluding deferred revenue), excluding intercompany liabilities, all of which is structurally senior to the notes.

Because the notes that you hold are unsecured, you may not be fully repaid if Level 3 becomes insolvent

The notes will not be secured by any of Level 3’s assets. The notes will be effectively junior to secured obligations incurred under future credit facilities, including the guarantee obligations of Level 3 Communications, Inc. under our credit facility, receivables and purchase money indebtedness, capitalized leases and certain other arrangements that are secured. The indenture under which the notes will be issued contains no restrictions on the amount of additional indebtedness we may incur, and the indenture restricts but does not prohibit the amount of future indebtedness of Level 3 Communications, Inc. (but not its subsidiaries) that may be secured. If Level 3 becomes insolvent, the holders of any secured debt would receive payments from the assets used as security before you receive payments.

Level 3 has substantial existing debt and could incur substantial additional debt, so it may be unable to make payments on the notes

As of December 31, 2004, on a pro forma basis after giving pro forma effect to this offering, Level 3 would have had on a consolidated basis approximately $6.091 billion of total indebtedness, both long-term and short-term. The indentures relating to the notes and each issue of Level 3’s outstanding notes permit it to incur substantial additional debt. A substantial level of debt makes it more difficult for Level 3 to repay you. Substantial amounts of Level 3’s existing debt will, and its future debt may, mature prior to the notes.

If Level 3 experiences a change of control or termination of trading, Level 3 may be unable to purchase the notes you hold as required under the indenture relating to the notes

Upon the occurrence of certain designated events, Level 3 must make an offer to purchase all outstanding notes at a purchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest thereon (if any), plus, upon the occurrence of certain changes in control, a “make-whole” premium. Level 3 may not have sufficient funds to pay the purchase price for all the notes tendered by holders seeking to accept the offer to purchase. In addition, the indenture relating to the notes and Level 3’s other debt agreements may require Level 3 to repurchase the other debt upon a change of control or termination of trading or may prohibit Level 3 from purchasing any notes before their stated maturity, including upon a change of control or termination of trading. See “Description of Notes—Purchase at Option Holders upon a Designated Event.”

There is no public market for the notes, which could limit their market price or your ability to sell them

The notes are a new issue of securities for which there currently is no trading market. As a result, we cannot provide any assurances that a market will develop for the notes or that you will be able to sell your notes. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Future trading prices of the notes will depend on many factors, including prevailing interests rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for convertible debt has been subject to disruptions that have caused substantial fluctuations in the prices of the securities. Accordingly, you may be required to bear the financial risk of an investment in the notes for an indefinite period of time. We do not intend to apply for listing or quotation of the notes on any securities exchange or automated quotation system, respectively.

The price of the notes may fluctuate significantly as a result of the volatility of the price of Level 3’s common stock

Because the notes are convertible into shares of Level 3’s common stock, price volatility, depressed stock prices and other factors affecting our common stock could have a similar effect on the trading price of the notes. The market price of our common stock has been subject to volatility and, in the future, the market price of our common stock and the notes may fluctuate substantially due to a variety of factors, including:

•	the depth and liquidity of the trading market for our common stock;

•	quarterly variations in actual or anticipated operating results;

•	changes in estimated earnings by securities analysts;

•	market conditions in the communications and information services industry;

•	announcement and performance by competitors;

•	regulatory actions; and

•	general economic conditions.

In addition, if you convert any notes, the value of the common stock you receive may fluctuate significantly.

The terms of our debt agreements restrict us from making payments with respect to our common stock

Our ability to pay cash dividends on, or repurchase shares of, our common stock is limited under the terms of our indentures. We do not currently intend to pay any cash dividends in the foreseeable future.

Additional issuances of equity securities by Level 3 would dilute the ownership of its existing shareholders

The company may issue equity in the future in connection with acquisitions or strategic transactions, to adjust its ratio of debt to equity, including through repayment of outstanding debt, to fund expansion of its operations or for other purposes. To the extent Level 3 issues additional equity securities, the percentage ownership into which the notes being offered in this offering would convert will be reduced.

Level 3 may be unable to generate cash flow from which to make payments on the notes

Level 3 had, on a consolidated basis, deficiencies in its ratio of earnings to fixed charges of approximately $ 384 million for the fiscal year ended December 31, 2004, approximately $706 million for the fiscal year 2003, approximately $926 million for the fiscal year 2002 and approximately $4.378 billion for the fiscal year 2001. See “Ratio of Earnings to Fixed Charges.” Level 3 may not become profitable or sustain profitability in the future. Accordingly, Level 3 may not have access to sufficient funds to make payments on the notes.

You will experience immediate dilution if you convert your notes into common stock because the per share conversion price of your notes is higher than the net tangible book value per share of Level 3’s common stock

If you convert your notes into shares of common stock, you will experience immediate dilution because the per share conversion price of your notes is higher than the net tangible book value per share of the outstanding common stock immediately after this offering. In addition, you will also experience dilution when Level 3 issues additional shares of common stock that we are permitted or required to issue under options, warrants, Level 3’s stock option plan or other employee or director compensations plans.

Anti-takeover provisions in Level 3’s charter and by-laws could limit the share price and delay a change of management

Level 3’s certificate of incorporation and by-laws contain provisions that could make it more difficult or even prevent a third party from acquiring Level 3 without the approval of its incumbent board of directors. These provisions, among other things:

•	divide the board of directors into three classes, with members of each class to be elected in staggered three-year terms;

•	prohibit stockholder action by written consent in place of a meeting;

•	limit the right of stockholders to call special meetings of stockholders;

•	limit the right of stockholders to present proposals or nominate directors for election at annual meetings of stockholders; and

•	authorize the board of directors to issue preferred stock in one or more series without any action on the part of stockholders.

These provisions could limit the price that investors might be willing to pay in the future for shares of Level 3’s common stock and significantly impede the ability of the holders of Level 3’s common stock to change management. Provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of Level 3’s common stock.

You may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in any of Level 3’s financial statements audited by Arthur Andersen LLP incorporated by reference in this prospectus supplement and the accompanying prospectus

The consolidated financial statements of Level 3 for the year ended December 31, 2001, included in Level 3’s Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated by reference into this prospectus supplement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein. In addition, even if you were able to assert such a claim, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors that might arise under Federal securities laws or otherwise with respect to their report.

Our credit facility may prohibit us from making payment on the notes

Our credit facility effectively limits our ability to make payments on any outstanding indebtedness other than regularly scheduled interest and principal payments as and when due. As a result, our credit facility could prohibit us from making any payment on the notes in the event that the notes are accelerated or tendered for redemption upon a change of control or termination of trading. Any such failure to make payments on the notes would cause us to default under our indentures, which in turn is likely to be a default under our credit facility and other outstanding and future indebtedness.

Certain Foreign Holders may be subject to adverse U.S. federal income tax considerations

Generally, if a Foreign Holder, who owned notes with a value exceeding 5% of the total value of all of our outstanding common stock disposes of a note, such holder may be subject to U.S. federal income or withholding tax on any gain recognized on the disposition as income effectively connected with a U.S. trade or business if we were a “United States real property holding corporation” at any time during the shorter of the five years before the disposition or the holding period of the holder, provided that our common stock is considered for U.S. federal income tax purposes to be regularly traded on an established securities market at the time of the disposition. (If our common stock is not considered to be regularly traded on an established securities market at such time, a Foreign Holder may be subject to such tax on any gain recognized on the disposition of a note without regard to the value of the notes owned by such holder.) We may be, or may become, a United States real property holding corporation. See “Certain United States Federal Income Tax Considerations-Foreign Holders.”

USE OF PROCEEDS

Our net proceeds from this offering will be approximately $878 million after giving effect to estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including possible acquisitions, working capital, capital expenditures, debt refinancings and debt repurchases. Pending this utilization, we intend to invest the net proceeds of this offering in short-term investments.

One investor has reserved the right to terminate its obligations under the purchase agreement relating to the notes if that investor determines that it is precluded from purchasing notes for regulatory reasons. In the event that the investor makes such a determination, our net proceeds from this offering would be approximately $778 million after giving effect to estimated offering expenses.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Level 3 as of December 31, 2004, on an actual basis and on an as adjusted basis to give effect to the sale of the notes offered hereby. We have assumed for this table that all investors who have signed the purchase agreement relating to the notes purchase notes. One investor has reserved the right to terminate its purchase obligations if it is precluded from doing so for regulatory reasons. See “Use of Proceeds.” The financial information in the table below has not been audited or reviewed by our independent accountants.

You should read this table in conjunction with Level 3’s consolidated financial statements and the related notes included in Level 3’s Annual Report on Form 10-K for the year ended December 31, 2003 and Level 3’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, which are incorporated by reference herein.

	December 31, 2004
	(unaudited, dollars in millions)
	Actual	As Adjusted
Cash and cash equivalents	$443	$1,321
Marketable securities (includes noncurrent)	339	339
Restricted cash (includes noncurrent)	115	115

Total cash and marketable securities	$897	$1,775

Current portion of long-term debt	$144	$144

Long-term debt, less current portion	$5,067	$5,067
Notes offered by this prospectus supplement	—	880

Total long-term debt, less current portion	5,067	5,947
Stockholders’ deficit
Preferred stock, $.01 par value; authorized 10,000,000 shares; no shares outstanding; actual and as adjusted	—	—
Common stock, $.01 par value; authorized 1,500,000,000 shares; 686,496,271 shares outstanding, actual and as adjusted (1)	7	7
Additional paid-in capital	7,371	7,371
Accumulated other comprehensive income	19	19
Accumulated deficit	(7,554)	(7,554)

Total stockholders’ deficit	(157)	(157)

Total capitalization	$4,910	$5,790

(1)	Excludes shares issuable upon exercise of outstanding options and warrants and upon conversion of outstanding convertible securities.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods indicated was as follows:

	Fiscal Year Ended December 31,
	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges	—	—	—	—	—

For this ratio, earnings consist of earnings (loss) before income taxes, minority interest and discontinued operations, plus fixed charges (excluding capitalized interest but including amortization of capitalized interest). Fixed charges consist of interest expensed and capitalized, plus the portion of rent expense under operating leases deemed by us to be representative of the interest factor. We had deficiencies of earnings to fixed charges of $384 million for the fiscal year ended December 31, 2004, $706 million for the fiscal year ended December 31, 2003, $926 million for the fiscal year ended December 31, 2002, $4.378 billion for the fiscal year ended December 31, 2001, and $1.506 billion for the fiscal year ended December 31, 2000.

PRICE RANGE OF OUR COMMON STOCK

The shares of Level 3 Communications, Inc. common stock are quoted and traded on the Nasdaq National Market under the symbol “LVLT.” Set forth below, for the applicable periods indicated, are the high and low closing sales prices per share for Level 3’s common stock as reported by Nasdaq.

Year Ending December 31, 2005	High	Low
First Quarter (through February 17, 2005)	$3.34	$1.90

Year Ended December 31, 2004	High	Low
First Quarter	$6.82	$3.75
Second Quarter	4.23	2.83
Third Quarter	3.34	2.50
Fourth Quarter	3.93	2.61

Year Ended December 31, 2003	High	Low
First Quarter	$5.33	$4.61
Second Quarter	7.46	5.22
Third Quarter	6.15	4.45
Fourth Quarter	5.78	5.00

DIVIDEND POLICY

Level 3’s current dividend policy, in effect since April 1, 1998, is to retain any future earnings for use in its business. As a result, management does not anticipate paying any cash dividends on shares of common stock in the foreseeable future. In addition, Level 3 is effectively restricted under certain debt covenants from paying cash dividends on shares of its common stock.

DESCRIPTION OF NOTES

We will issue the notes under the amended and restated indenture dated as of July 8, 2003, between us and The Bank of New York, as trustee, as supplemented by a second supplemental indenture. Copies of the indenture and second supplemental indenture referred to below are available as set forth under “- Additional Information” below. References herein to the indenture shall be to the indenture as supplemented by the second supplemental indenture.

The following is a summary of material provisions of the indenture and does not purport to be complete. You should refer to all provisions of the indenture, including the definitions of terms contained in the indenture. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. As used in this section, the terms the “Company,” “we,” “us” and “our” refer to Level 3 Communications, Inc., but not any of our subsidiaries, except for purposes of financial data determined on a consolidated basis and unless the context requires otherwise.

General

The notes are convertible into shares of our common stock as described under “—Conversion Rights” below. The notes will be limited to $880,000,000 aggregate principal amount and will mature on May 1, 2011, unless earlier purchased by Level 3 or converted. The notes will only be issued in denominations of $1,000 and multiples of $1,000.

The notes will bear interest at the rate of 10% per year from the date of original issuance of the notes. Interest will be payable semi-annually in arrears on May 1 and November 1 of each year, commencing November 1, 2005, to holders of record at the close of business on the preceding April 15 and October 15, respectively.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion or purchase by us at the option of the holder upon a designated event, interest will cease to accrue on the applicable notes under the terms of and subject to the conditions of the indenture.

Principal will be payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency, which will initially be the office or agency of the trustee in New York, New York.

The indenture does not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change of control of Level 3, except to the extent described under “—Purchase at Option of Holders upon a Designated Event” below.

If any interest payment date or maturity date of a note falls on a day that is not a business day, the required payment will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date or maturity date, as the case may be, to the date of that payment on the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

We will not pay any additional amounts on the notes to compensate any beneficial owner for any withholding tax imposed on payments of principal, interest, or premium, if any, on the notes.

The investors who have agreed to purchase notes from us will not be obligated to purchase the notes under the purchase agreement relating to the notes unless investors purchase at least $500 million in aggregate principal amount of notes.

To the extent the issuance of the notes and the shares issuable upon conversion thereof requires the approval of our stockholders under the rules of The Nasdaq Stock Market, Inc., we will convene a special meeting of our stockholders for the purpose of approving the issuance of the notes and the shares issuable upon conversion thereof. If we hold a stockholders meeting and our stockholders do not approve the issuance of the notes, we will have to pay the investors who have agreed to purchase the notes from us a termination fee in the aggregate amount of $26,400,000 ($23,400,000 if one investor exercises its right to terminate its purchase obligations for regulatory reasons) pursuant to the terms of the purchase agreement relating to the notes.

Unless specifically provided otherwise, when we use the term “holder” in this prospectus supplement we mean the person in whose name such note is registered in the security register.

Ranking

The notes are our unsecured and unsubordinated obligations and rank equal in right of payment with all of our existing and future unsubordinated indebtedness. As of December 31, 2004, after giving pro forma effect to this offering, we would have had approximately $3.840 billion (excluding the debt of our subsidiaries) outstanding in unsecured and unsubordinated indebtedness. The indenture under which the notes will be issued contains no restrictions on the amount of additional indebtedness we may incur. The notes will be effectively junior to obligations incurred under our credit facility. The borrower under our credit facility is our subsidiary, Level 3 Financing, Inc. We and several other subsidiaries guarantee Level 3 Financing, Inc.’s obligations under our credit facility. Our credit facility and these guarantees are secured by a substantial portion of our assets and substantially all of the assets of Level 3 Financing, Inc. and our subsidiaries that are guarantors, and we are required to use commercially reasonable efforts to provide additional guarantees and security in the future. The notes also will be effectively junior to Level 3’s secured obligations incurred under future credit facilities, receivables and purchase money indebtedness and certain other arrangements that are secured. In addition, the notes will be structurally subordinated to all indebtedness and other obligations of our subsidiaries. Our subsidiaries are separate legal entities and have no obligation to pay, or make funds available to pay, any amounts due on the notes. As of December 31, 2004, after giving pro forma effect to this offering, our subsidiaries would have had approximately $2.663 billion in aggregate indebtedness and other balance sheet liabilities (excluding deferred revenue), but excluding intercompany liabilities, all of which liabilities are structurally senior to the notes. See “Risk Factors—Because the notes that you hold are unsecured, you may not be fully repaid if Level 3 becomes insolvent,” “Risk Factors—Because the notes are structurally subordinated to the obligations of Level 3’s subsidiaries, you may not be fully repaid if Level 3 becomes insolvent,” and “Risk Factors—Level 3 has substantial existing debt and could incur substantial additional debt, so it may be unable to make payments on the notes.”

Conversion Rights

A holder may convert a note, in integral multiples of $1,000 principal amount, into 277.77 shares of common stock per $1,000 principal amount of notes (the “conversion rate”) at any time after the earlier of (i) a “change of control” (as defined under “—Purchase at Option of Holders upon a Designated Event”) shall have occurred and (ii) January 1, 2007 until the close of business on April 30, 2011, unless such note is earlier purchased by Level 3. The conversion rate is subject to adjustment as described below. Except as described below, no cash payment or other adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any common stock. Our delivery to the holder of the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the note and any accrued and unpaid interest. Any accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. In addition, a holder may be entitled to receive a make-whole premium as described under “—Purchase at Option of Holders upon a Designated Event.”

As a condition to conversion of notes, a holder must deliver to us a certificate representing that either such holder has obtained clearance from applicable governmental authorities under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (or the HSR Act), or that such holder qualifies for an exemption under the HSR Act.

If notes are converted after a record date for an interest payment but prior to the next interest payment date, those notes must be accompanied by funds equal to the interest payable to the record holder on the next interest payment date on the principal amount so converted; provided, however, that no such payment need be made if (1) we have specified a redemption date that is after a record date but on or prior to the next interest payment date or (2) we have specified a designated event purchase date that is during such period. Accordingly, under those circumstances, the holder of the converted notes will not receive any interest payment for the period from the next preceding interest payment date to the date of conversion. We are not required to issue fractional shares of common stock upon conversion of notes and instead will either, at our option (i) round such fraction up to the nearest whole number of shares or (ii) pay a cash adjustment based upon the closing sale price per share of our common stock on the last trading day before the date of conversion.

The “sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the Nasdaq National Market or the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System or by the National Quotation Bureau Incorporated. In the absence of a quotation, we will determine the sale price on such basis as we consider appropriate.

A “trading day” means a day during which trading in securities generally occurs on the Nasdaq National Market or, if our common stock is not listed on the Nasdaq National Market or a national or regional securities exchange, on the Nasdaq System or, if our common stock is not quoted on the Nasdaq System, on the principal other market on which our common stock is then traded. If our common stock is not so listed, admitted for trading or quoted, “trading day” means any business day.

A holder may exercise the right of conversion by delivering the note to be converted to the specified office of the conversion agent, with a completed notice of conversion and HSR Act Certificate, together with any funds that may be required as described in the third preceding paragraph. A notice of conversion can be obtained from the trustee. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of our common stock in a name other than the holder of the note. Certificates representing shares of our common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If a note is to be converted in part only, a new note or notes equal in principal amount to the unconverted portion of the note surrendered for conversion will be issued.

We will adjust the conversion rate if any of the following events occurs:

•	we issue common stock as a dividend or distribution on our common stock;

•	we issue to all holders of common stock certain rights or warrants to purchase our common stock at a price per share that is less than the then current market price of our common stock, as defined in the indenture;

•	we subdivide or combine our common stock;

•	we pay a cash dividend to all holders of our common stock, or distribute shares of our capital stock, evidences of indebtedness or assets, including cash and securities but excluding rights, warrants and common stock dividends or distributions specified above; provided, however, that if we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the ten consecutive trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted; or

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any another consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

If we distribute cash to holders of our common stock, then the conversion rate will be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which will be the current market price of a share of our common stock on the record date, and (2) the denominator of which will be the same price of a share on the record date less the per share amount of the distribution. “Current market price” means the average of the daily sale prices per share of common stock for the ten consecutive trading days immediately preceding the earlier of the date of determination and the day before the “ex date” with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex date,” when used with respect to any distribution, means the first date on which our common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

If we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Certain United States Federal Income Tax Considerations.”

We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See “Certain United States Federal Income Tax Considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate; provided that, all such carried forward adjustments shall be made (i) as part of any subsequent adjustment, (ii) at the time we mail a notice of redemption or (iii) at the time we notify holders of notes of a designated event. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by Level 3

The notes will not be redeemable at the option of Level 3 prior to May 1, 2009. Beginning on that date, we may redeem all or any portion of the notes, at once or over time, on not more than 60 nor less than 30 days’ notice. The notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date. However, if the redemption date occurs after a record date and on or prior to the corresponding interest payment date, we will instead make the interest payment, to the record holder on the record date corresponding to such interest payment date. The following prices are for notes redeemed during the 12-month period commencing on of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption Price
2009	103.33%
2010 and thereafter	101.67%

Selection and Notice

If less than all the notes are to be redeemed at any time, selection of notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not so listed, on a pro rata basis, by lot or by any other method that the trustee considers fair and appropriate. The trustee may select for redemption a portion of the principal of any note that has a denomination larger than $1,000. Notes and portions thereof will be redeemed in the amount of $1,000 or integral multiples of $1,000. The trustee will make the selection from notes outstanding and not previously called for redemption; provided, however, that if a portion of a holder’s notes are selected for partial redemption and such holder thereafter converts a portion of such notes, such converted portion will be deemed to be taken from the portion selected for redemption.

Provisions of the indenture that apply to notes called for redemption also apply to portions of the notes called for redemption. If any note is to be redeemed in part, the notice of redemption will state the portion of the principal amount to be redeemed. In the event of any redemption of less than all the notes, we will not be required to:

•	issue or register the transfer or exchange of any note during a period of 15 days before any selection of such notes for redemption, or

•	register the transfer or exchange of any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part, in which case we will execute and the trustee will authenticate and deliver to the holder a new note equal in principal amount to the unredeemed portion of the note surrendered.

On and after the redemption date, unless we default in the payment of the redemption price, interest will cease to accrue on the principal amount of the notes or portions of notes called for redemption and for which funds have been set aside for payment. In the case of notes or portions of notes redeemed on a redemption date which is also a regularly scheduled interest payment date, the interest payment due on such date will be paid to the person in whose name the note is registered at the close of business on the relevant record date.

Sinking Fund

There is no sinking fund for the notes.

Purchase at Option of Holders upon a Designated Event

If a designated event occurs as set forth below, each holder of notes will have the right to require us to purchase for cash all of such holder’s notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date specified by us that is not later than 30 business days after the date we give notice of the designated event, at a purchase price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the designated event purchase date, plus, under the circumstances described below, a make-whole premium. If such designated event purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the person in whose name the note is registered at the close of business on the relevant record date.

If a change of control described in the second or third bullet point of the definition of change of control set forth below occurs, we will pay a make-whole premium to the holders of the notes in addition to the purchase price of the notes on the designated event purchase date provided, however, we will not pay a make-whole premium if a change of control described in the third bullet point of the definition of change of control occurs and at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or the American Stock Exchange or quoted on the Nasdaq National Market and as a result of such transaction or transactions the notes become convertible solely into such common stock and other consideration payable in such transaction or transactions. The make-whole premium will also be paid on the designated event purchase date to holders of the notes who convert their notes into common stock on or after the date on which we have given a notice to all holders of notes of the occurrence of the designated event and on or before the designated event purchase date.

The make-whole premium will be determined by reference to the table below and is based on the date on which the change of control becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the transaction constituting the change of control. If holders of our common stock receive only cash in the transaction, the stock price shall be the cash amount paid per share of our common stock. Otherwise, the stock price shall be equal to the average closing sale price per share of our common stock over the five trading-day period ending on the trading day immediately preceding the effective date.

The following table shows what the make-whole premiums would be for each hypothetical stock price and effective date set forth below, expressed as a percentage of the principal amount of the notes.

Make-Whole Premium Upon a Change of Control (% of Face Value)

	Effective Date
Stock Price on Effective Date	5/1/05 or before	5/1/06	5/1/07	5/1/08	5/1/09	5/1/10	5/1/11
$2.25	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
$2.50	5.4	3.4	1.1	0.0	0.0	0.0	0.0
$2.75	9.9	7.6	4.8	1.5	0.0	0.0	0.0
$3.00	14.7	12.1	8.9	4.9	0.0	0.0	0.0
$4.00	24.4	21.0	16.9	11.3	0.0	0.0	0.0
$5.00	19.6	15.9	11.4	5.7	0.0	0.0	0.0
$6.00	16.2	12.4	8.1	3.0	0.0	0.0	0.0
$7.00	13.7	10.0	5.9	1.7	0.0	0.0	0.0
$8.00	11.9	8.4	4.6	1.2	0.0	0.0	0.0
$9.00	10.6	7.2	3.9	1.1	0.0	0.0	0.0
$10.00	9.7	6.5	3.4	1.2	0.0	0.0	0.0
$50.00	9.7	6.5	3.4	1.2	0.0	0.0	0.0

The actual stock price and effective date may not be set forth on the table, in which case:

•	if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the make-whole premium will be determined by a straight-line interpolation between the make-whole premiums set forth for the two stock prices and the two effective dates on the table based on a 360-day year, as applicable; provided, however, that if the actual effective date is prior to May 1, 2005, the actual effective date will be deemed to be May 1, 2005.

•	if the stock price on the effective date exceeds $50.00 per share (subject to adjustment as described below), no make-whole premium will be paid.

•	if the stock price on the effective date is less than or equal to $2.25 per share (subject to adjustment as described below), no make-whole premium will be paid.

The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.

We will pay, at our option, the make-whole premium in cash, shares of our common stock or the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change of control.

If we decide to pay the make-whole premium in shares of our common stock, the value of our common stock to be delivered in respect of the make-whole premium shall be deemed to be equal to the average closing sale price per share of our common stock over the ten trading-day period ending on the trading day immediately preceding the designated event purchase date. We may pay the make-whole premium in shares of our common stock only if the information necessary to calculate the closing sale price per share of our common stock is published in a daily newspaper of national circulation or by other appropriate means.

In addition, our right to pay the make-whole premium in shares of our common stock is subject to our satisfying various conditions, including:

•	listing such common stock on the Nasdaq National Market or, if not so listed, on the principal United States securities exchange on which our common stock is then listed;

•	the registration of the common stock under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

If such conditions are not satisfied with respect to a holder prior to the close of business on the designated event purchase date, we will pay the make-whole premium in cash. We may not change the form of consideration to be paid with respect to the make-whole premium once we have given the notice that we are required to give to holders of record of notes, except as described in the immediately preceding sentence.

If we decide to pay the make-whole premium in the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change of control, the value of the consideration to be delivered in respect of the make-whole premium will be calculated as follows:

•	securities that are traded on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on the average closing price or last sale price, as applicable, over the ten trading-day period ending on the trading day immediately preceding the designated event purchase date;

•	other securities, assets or property (other than cash) will be valued based on 98% of the average of the fair market value of such securities, assets or property (other than cash) as determined by an independent nationally recognized investment bank selected by us; and

•	100% of any cash.

Within 20 days after the occurrence of a designated event, we are required to give notice to all holders of record of notes, as provided in the indenture, stating among other things, (1) the occurrence of a designated event and of their resulting purchase right and (2) if a make-whole premium is payable, whether we will pay the make-whole premium in cash, shares of our common stock or the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change of control. We must also deliver a copy of our notice to the trustee.

In order to exercise the purchase right upon a designated event, a holder must deliver prior to the designated event purchase date a designated event purchase notice stating among other things:

•	if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase:

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

A holder may withdraw any designated event purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the designated event purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, of the notes which remains subject to the designated event purchase notice.

In connection with any purchase offer in the event of a designated event, we will, if required under applicable law:

•	comply with the provisions of Rule 13e-4, Rule 14e-1, and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

Payment of the designated event purchase price and any applicable make-whole payment for a note for which a designated event purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of such designated event purchase notice. Payment of the designated event purchase price and any applicable make-whole payment for the note will be made promptly following the later of the designated event purchase date or the time of delivery of the note. Any make-whole premium payable in respect of notes converted on or after the date we have given notice of the occurrence of the applicable change of control shall be paid to such holders on the designated event purchase date.

If the paying agent holds money or securities sufficient to pay the designated event purchase price of the note and any applicable make-whole payment on the business day following the designated event purchase date in accordance with the terms of the indenture, then, immediately after the designated event purchase date, the note will cease to be outstanding and interest, including additional interest, if any, on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the designated event purchase price and any applicable make-whole payment upon delivery of the note. A “designated event” will be deemed to occur upon a change of control or a termination of trading.

A “change of control” of Level 3 will be deemed to have occurred when:

•

any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than any one or more of the Permitted Holders, becomes the “beneficial owner”(as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 35% or more of the total voting power of the Voting Stock of Level 3 (other than as a result of any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity); provided, however, that the Permitted Holders are the “beneficial owners” (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, in the aggregate of a lesser percentage of the total voting power of the Voting Stock of Level 3 than such other person or group (for purposes of this bullet point, such person or group shall be deemed to beneficially own any Voting Stock of a corporation (the “specified corporation”) held by any other corporation (the “parent corporation”) so long as such person or group beneficially owns, directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of such parent corporation); or

•	(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a majority of the total voting power of the Voting Stock of Level 3 (other than as a result of any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity) and (2) a termination of trading shall have occurred; or

•	our consolidation or merger with or into any other person, any merger of another person into us, or any sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of Level 3 and its subsidiaries, considered as a whole (other than a disposition of such assets as an entirety or virtually as an entirety to a wholly owned subsidiary or one or more Permitted Holders) shall have occurred, other than

(1)	any transaction (a) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (b) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

(2)	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

•	during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of Level 3 (together with any new directors whose election or appointment by such board or whose nomination for election by the shareholders of Level 3 was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of Level 3 then in office; or

•	the shareholders of Level 3 shall have approved any plan of liquidation or dissolution of Level 3.

“Permitted Holders” means the members of Level 3’s Board of Directors on April 28, 1998, and their respective estates, spouses, ancestors, and lineal descendants, the legal representatives of any of the foregoing and the trustees of any bona fide trusts of which the foregoing are the sole beneficiaries or the grantors, or any person of which the foregoing “beneficially owns” (as defined in Rule 13d-3 under the Exchange Act) at least 66.67% of the total voting power of the Voting Stock of such person.

“Voting Stock” of any person means Capital Stock of such person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such person, whether at all times or only for so long as no senior class of securities has such voting power by reason of any contingency.

“Capital Stock” of any person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible and exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

The definition of change of control includes a phrase relating to the sale, assignment, lease, transfer or conveyance of “all or substantially all” of our assets or our assets and those of our subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase notes as a result of a sale, assignment, transfer, lease, or conveyance of less than all of our assets and those of our subsidiaries may be uncertain.

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq National Market.

Rule 13e-4 under the Exchange Act requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note purchased by us (a) after the date that is two years from the latest issuance of the notes may, to the extent permitted by applicable law, be reissued or sold or may be surrendered to the trustee for cancellation or (b) on or prior to the date referred to in (a), will be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

No notes may be purchased by us at the option of holders upon the occurrence of a designated event if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the designated event purchase price with respect to the notes.

Limitation on Liens

We will not, directly or indirectly, incur or suffer to exist any Lien (other than existing Liens) securing Specified Indebtedness of any nature whatsoever on any of our properties or assets, whether owned at the issue date of the notes or thereafter acquired, without making effective provision for securing the notes equally and ratably with (or, if the obligation to be secured by the Lien is subordinated in right of payment to the notes, prior to) the obligations so secured for so long as such obligations are so secured.

“Lien” means any mortgage or deed of trust, pledge, hypothecation, security interest, lien, charge, encumbrance or other security agreement of any kind or nature whatsoever; provided, however, that Liens shall not include defeasance trusts or funds. For purposes of this definition, the sale, lease, conveyance or other transfer by Level 3 of, including the grant of indefeasible rights of use or equivalent arrangements with respect to, dark or lit communications fiber capacity or communications conduit shall not constitute a Lien.

“Specified Indebtedness” means (A) Level 3’s 9.125% Senior Notes due 2008, 11% Senior Notes due 2008, 10.5% Senior Discount Notes due 2008, 10.75% Senior Euro Notes due 2008, 12.875% Senior Discount Notes due 2010, 11.25% Senior Euro Notes due 2010, 11.25% Senior Notes due 2010, 2.875% Convertible Senior Notes due 2010, 6.0% Convertible Subordinated Notes due 2009, 6.0% Convertible Subordinated Notes due 2010 and 5.25% Convertible Senior Notes due 2011, and (B) any indebtedness of the Company for borrowed money that (i) is in the form of, or represented by, bonds, notes, debentures or other securities or any guarantee thereof (other than promissory notes or similar evidence of indebtedness under bank loans, reimbursement agreements, receivables facilities or other bank, insurance or other institutional financing agreements under section 4(2) of the Securities Act or any guarantee thereof) and (ii) is, or may be, quoted, listed or purchased and sold on any stock exchange, automated securities trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, the market for securities eligible for resale pursuant to Rule 144A under the Securities Act). For the avoidance of doubt, “Specified Indebtedness” shall not include indebtedness among the Company or its subsidiaries or among subsidiaries.

The foregoing restrictions shall not apply to: (i) Liens to secure Acquired Debt, provided that (a) such Lien attaches to the acquired property prior to the time of the acquisition of such property and (b) such Lien does not extend to or cover any other property; and (ii) Liens to secure debt incurred to refinance, in whole or in part, debt secured by any Lien referred to in the foregoing clause (i) or this clause (ii) so long as such Lien does not extend to any other property (other than improvements and accessions to the original property) and the principal amount of debt so secured is not increased.

“Acquired Debt” means, with respect to any specified person, (i) debt of any other person existing at the time such person merges with or into or consolidates with such specified person and (ii) debt secured by a Lien encumbering any property acquired by such specified person, which debt in each case was not incurred in anticipation of, and was outstanding prior to, such merger, consolidation or acquisition.

Merger and Consolidation

The indenture will provide that we may not, in a single transaction or a series of related transactions, consolidate or merge with or into, or effect a share exchange with (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets as an entirety or substantially as an entirety to another corporation, person or entity unless:

•	either (i) we shall be the surviving or continuing corporation or (ii) the entity or person formed by or surviving any such consolidation, merger or share exchange (if other than us) or the entity or person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets substantially as an entirety (x) is a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and (y) assumes the due and punctual payment of the principal of, premium, if any, and interest on all the notes and the performance of each of our covenants under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

•	immediately after such transaction no default or event of default exists; and

•	we or such successor person shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more of our subsidiaries, the capital stock of which individually or in the aggregate constitutes all or substantially all of our properties and assets, will be deemed to be the transfer of all or substantially all of our properties and assets.

Upon any such consolidation, merger, share exchange, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if the successor had been named as us in the indenture, and thereafter (except in the case of a lease) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Events of Default and Remedies

An event of default is defined in the indenture as being:

(1) default in payment of the principal of, or premium, if any, on the notes;

(2) default for 30 days in payment of any installment of interest on the notes, including additional interest;

(3) default in the payment of the designated event payment in respect of the notes on the date for such payment or failure to provide timely notice of a designated event;

(4) default by us for 60 days after notice in the observance or performance of any other covenants in the indenture;

(5) default under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our material subsidiaries (or the payment of which is guaranteed or secured by us or any of our subsidiaries), which default

•	is caused by a failure to pay when due any principal of such indebtedness within the grace period provided for in such indebtedness, which failure continues beyond any applicable grace period, or

•	results in the acceleration of such indebtedness prior to its express maturity, without such acceleration being rescinded or annulled,

and, in each case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there is a payment default or the maturity of which has been so accelerated, aggregates $25.0 million or its foreign currency equivalent or more and such payment default is not cured or such acceleration is not annulled within 10 days after notice;

(6) failure by us or any of our material subsidiaries to pay final, nonappealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $25.0 million or its foreign currency equivalent, which judgments are not stayed, bonded or discharged within 60 days after their entry; or

(7) certain events involving our bankruptcy, insolvency or reorganization or that of any of our material subsidiaries.

If an event of default (other than an event of default specified in clause (7) with respect to us) occur and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the then outstanding notes, by written notice to us and the trustee, may declare the unpaid principal of, premium, if any, and accrued and unpaid interest, including additional interest, if any, on all the notes then outstanding to be due and payable. Upon such declaration, such principal amount, premium, if any, and accrued and unpaid interest, including additional interest, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary. If any event of default specified in clause (7) occurs with respect to us, all unpaid principal of, premium, if any, and accrued and unpaid interest, including additional interest, if any, on the notes then outstanding will automatically become due and payable, without any declaration or other act on the part of the trustee or any holder of notes.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. A holder of a note will have the right to begin any proceeding with respect to the indenture or for any remedy only if:

•	such holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes have made a written request of, and offered reasonable indemnification to, the trustee to begin such proceeding;

•	the trustee has not started such proceeding within 30 days after receiving the request; and

•	the trustee has not received directions inconsistent with such request from the holders of a majority in aggregate principal amount of the notes during those 30 days.

Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 90 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal of, premium, if any, or interest on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of, premium, if any, and interest on the notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

In the case of any event of default occurring by reason of any willful action (or inaction) taken (or not taken) by us or on our behalf with the intention of avoiding payment of the premium that we would have had to pay if we then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an event of default occurs on any date on which we are prohibited from redeeming the notes by reason of any willful action (or inaction) taken (or not taken) by us or on our behalf with the intention of avoiding the prohibition on redemption of the notes on such date, then the maximum redemption premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

Except as provided in the next sentence, the holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, premium, if any, or interest on the notes (other than the nonpayment of principal of, premium, if any, and interest that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Form of Notes

The notes initially will be represented by one or more notes in definitive form, without interest coupons.

Amendment,	Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

•	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or mandatory repurchase of the notes;

•	reduce the rate of, or change the time for payment of, interest on any notes;

•	waive a default or event of default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

•	change the coin or currency of payment of principal of, premium, if any, or interest on any note;

•	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of, premium, if any, or interest on the notes;

•	waive a redemption or mandatory repurchase payment with respect to any note;

•	except as permitted by the indenture, increase the conversion price or, other than as set forth in the succeeding paragraph, modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders; or

•	make any adverse change to the abilities of holders of notes to enforce their rights under the indenture.

Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes to:

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not adversely affect the notes;

•	provide for uncertificated notes in addition to or in place of certificated notes or to provide for bearer notes;

•	provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under “—Merger and Consolidation”;

•	provide for conversion rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

•	reduce the conversion price;

•	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

•	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

•	to secure the notes.

Satisfaction and Discharge

We may discharge our obligations under the indenture (excluding certain obligations, such as the obligation to make principal and interest payments in respect of the notes and to issue common stock upon conversion of the notes) while notes remain outstanding if:

•	all outstanding notes will become due and payable at their scheduled maturity within one year, or

•	all outstanding notes are scheduled for redemption within one year or are delivered to the trustee for conversion in accordance with the indenture and, in either case, we have

•	deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption, and

•	paid all other sums then payable by us under the indenture.

Governing	Law

The indenture will provide that the notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption or repurchase or surrendered for conversion. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

We have not applied and do not intend to apply for the listing of the notes on any securities exchange.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will file with the SEC and furnish to the trustee and the holders of notes all quarterly and annual financial information (without exhibits) required to be contained in a filing on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors. We shall not be required to file any report or other information with the SEC if it does not permit such filing.

The Trustee

The indenture will provide that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

The indenture will contain certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

No Recourse Against Others

None of our directors, officers, employees, shareholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

Resale Registration Rights

We have agreed with one investor to file, within 10 days after the issuance of the notes, at our expense, a shelf registration statement with respect to the resale by that investor of notes, the common stock issuable upon conversion of the notes and other of our securities beneficially owned by that investor, and to use our reasonable best efforts to have the shelf registration statement declared effective.

Additional Information

Anyone who purchases notes pursuant to this prospectus supplement may obtain a copy of the indenture and the supplemental indenture without charge by writing to:

Senior Vice President, Investor Relations

Level 3 Communications, Inc.

1025 Eldorado Boulevard

Broomfield, CO 80021

Tel: (720) 888-2500

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and of the common stock into which the notes may be converted. This summary:

•	does not purport to be a complete analysis of all the potential tax considerations that may be relevant to holders in light of their particular circumstances or discuss the effect of any applicable state, local, foreign or other tax laws;

•	is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, published rulings and procedures of the Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date of this prospectus supplement and all of which are subject to change at any time, possibly with retroactive effect;

•	deals only with holders that will hold the notes and common stock as “capital assets” within the meaning of Section 1221 of the Code;

•	does not address tax considerations applicable to investors that may be subject to special tax rules, such as partnerships and other pass-through entities, banks, tax-exempt organizations, insurance companies, dealers or traders in securities or currencies or persons that will hold the notes or common stock as a position in a hedging transaction, “straddle” or conversion transaction for tax purposes or persons deemed to sell the notes or common stock under the constructive sale provisions of the Code; and

•	discusses only the tax considerations applicable to the initial purchasers of the notes who purchase the notes pursuant to, and at the offering price on the cover of, this prospectus supplement and does not discuss the tax considerations applicable to subsequent purchasers of the notes.

Level 3 has not sought, nor will seek, any ruling from the IRS with respect to matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or common stock or that any such position would not be sustained.

Investors considering the purchase of notes should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

As used herein, the term “United States Holder” means a beneficial owner of a note or common stock that is, for United States federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source;

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, and has elected to continue to be treated as a United States person; or

•	a person whose worldwide income or gain is otherwise subject to United States federal income tax on a net income basis.

A “Foreign Holder” is any beneficial owner of the notes or common stock that is not a United States Holder.

United States Holders

Interest

A United States Holder generally will include interest on a note as ordinary income at the time such interest is received or accrued, in accordance with such holder’s regular method of accounting for United States federal income tax purposes.

Sale, Exchange or Redemption of the Notes

Upon the sale, exchange or redemption of a note, a United States Holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest not previously included in income, which is taxable as ordinary income) and (2) such United States Holder’s adjusted tax basis in the note.

The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a United States Holder will be long-term capital gain or loss if the notes were held for more than one year. Long term capital gain of a non-corporate United States Holder is eligible for a reduced rate of tax. A United States Holder’s adjusted tax basis in a note generally will equal the cost of the note to such United States Holder plus the amount, if any, included in income on an adjustment to the conversion rate of the notes, as described in “—Adjustments to Conversion Rate” below.

Adjustments to Conversion Rate

The conversion rate of the notes is subject to adjustment under certain circumstances, as described under “Description of Notes—Conversion Rights.” Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a deemed distribution, resulting in dividend treatment (as described below) to the extent of Level 3’s current or accumulated earnings and profits, if, and to the extent that, certain adjustments in the conversion rate (or certain other corporate transactions) increase the proportionate interest of a holder of the notes in the fully diluted common stock (particularly an adjustment to reflect a taxable dividend to holders of common stock), whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion rate of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in the assets or earnings and profits of Level 3, then such increase may be treated as a deemed distribution on common stock of such holders, taxable as described below under “—Distributions on Common Stock”.

Conversion of the Notes

A United States Holder generally will not recognize any gain or loss upon conversion of a note into common stock except with respect to cash or other property received either as a portion of the consideration for the note or in lieu of a fractional share of common stock. A United States Holder’s tax basis in the common stock received on conversion of a note will be the same as such United States Holder’s adjusted tax basis in the note at the time of conversion, reduced by any basis allocable to a fractional share interest, and the holding period for the common stock received on conversion will generally include the holding period of the note converted. However, to the extent that any common stock received upon conversion is considered attributable to accrued interest not previously included in income by the United States Holder, it will be taxable as ordinary income. A United States Holder’s tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the date of conversion.

If a United States Holder receives a combination of our common stock and cash or other property upon conversion (and such cash is not merely received in lieu of a fractional share of common stock), the holder will generally be required to recognize gain in an amount equal to the lesser of (i) the cash payment or the value of such other property (less the amount attributable to accrued and unpaid interest) or (ii) the excess of the fair market value of the common stock over the cash payment or such other property (exclusively the amount attributable to accrued and unpaid interest) received upon conversion over the holder’s adjusted tax basis in the notes. The holder generally will not be able to recognize any loss. The holder’s tax basis in the common stock received will be the same as the holder’s tax basis in the note, increased by the amount of gain recognized, if any, and reduced by the amount of the cash payment or the value of the other property received (less the amount attributable to accrued and unpaid interest).

Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the United States Holder’s adjusted tax basis in the fractional share, and will be taxable as described below under “—Sale or Exchange of Common Stock.” The holder’s tax basis in the fractional share of common stock will be a proportionate part of the holder’s adjusted tax basis in the common stock received upon conversion, as described above.

Distributions on Common Stock

Distributions, if any, paid or deemed paid on the common stock (or deemed distributions on the notes as described above under “—Adjustments to Conversion Rate”) generally will be treated as dividends and includable in the income of a United States Holder as ordinary income to the extent of the Level 3’s current or accumulated earnings and profits as determined for United States federal income tax purposes. Dividends paid to United States Holders that are individuals are currently taxed at the rates applicable to long-term capital gains if the holder meets certain holding period and other requirements. Dividends paid to United States Holders that are United States corporations may qualify for the dividends received deduction if the holder meets certain holding period and other requirements. Distributions on shares of common stock that exceed the current and accumulated earnings and profits of Level 3 will be treated first as a non-taxable return of capital, reducing the holder’s basis in the shares of common stock. Any such distributions in excess of the holder’s basis in the shares of common stock generally will be treated as capital gain from a sale or exchange of such stock.

Sale or Exchange of Common Stock

Upon the sale or exchange of common stock, a United States Holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such United States Holder’s adjusted tax basis in the common stock. The holder’s adjusted tax basis in the common stock received upon conversion will be determined in the manner described above under “—Conversion of the Notes.” The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a holder will be long-term capital gain or loss if the common stock was held for more than one year. Long-term capital gain of a non-corporate United States Holder is eligible for a reduced rate of tax.

Foreign Holders

Interest

Payments of interest on a note to a Foreign Holder will not be subject to United States federal withholding tax provided that:

(1) the Foreign Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Level 3 entitled to vote (treating, for such purpose, notes held by a Foreign Holder as having been converted into common stock of Level 3);

(2) the Foreign Holder is not a controlled foreign corporation that is related to Level 3 through stock ownership; and

(3) the Foreign Holder of the note, under penalties of perjury, provides Level 3 or its agent with its name and address and certifies that it is not a United States person.

For purposes of this summary, we refer to this exemption of interest from United States federal withholding tax as the “Portfolio Interest Exemption.” The certification described in clause (3) above may also be provided by a qualified intermediary on behalf of one or more Foreign Holders or other intermediaries, provided that such intermediary has entered into a withholding agreement with the IRS and certain other conditions are met. The gross amount of payments to a Foreign Holder of interest that does not qualify for the Portfolio Interest Exemption and that is not effectively connected to a United States trade or business of that Foreign Holder will be subject to United States federal withholding tax at the rate of 30%, unless a United States income tax treaty applies to eliminate or reduce such withholding.

A Foreign Holder generally will be subject to tax in the same manner as a United States Holder with respect to payments of interest if such payments are effectively connected with the conduct of a trade or business by the Foreign Holder in the United States and, if an applicable tax treaty so provides, such payment is attributable to a permanent establishment maintained in the United States by such Foreign Holder. Such effectively connected income received by a Foreign Holder that is a corporation may in certain circumstances be subject to an additional “branch profits” tax at a 30% rate or, if applicable, a lower treaty rate. Foreign Holders should consult their own tax advisors regarding any applicable income tax treaties. To claim the benefit of a tax treaty or to claim exemption from withholding because the interest income is effectively connected with a United States trade or business, the Foreign Holder must provide a properly executed Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest.

Sale, Exchange or Redemption of the Notes

A Foreign Holder generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale or exchange of the notes unless:

(1) the Foreign Holder is an individual who was present in the United States for 183 days or more during the taxable year, and certain other conditions are met;

(2) the gain is effectively connected with the conduct of a trade or business of the Foreign Holder in the United States and, if an applicable tax treaty so provides, such gain is attributable to an office or other permanent establishment maintained in the United States by such Foreign Holder; or

(3) (a) Level 3 is or has been a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time during the shorter of the five-year period preceding the date of the disposition or the Foreign Holder’s holding period, and (b) the value of the notes owned by the holder on the date of their acquisition is more than 5% of the total value of our common stock on that date; provided that for federal income tax purposes our common stock is considered to be regularly traded on an established securities market (in which case the gain will be treated as effectively connected income as described in (2) above).

We may be, or may become, a USRPHC. In general, Level 3 will be treated as a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the total fair market value of its United States and non-United States real property and its other assets used or held for use in a trade or business. Effectively connected income (or income treated as effectively connected) attributable to gain realized on the sale or exchange of the notes generally will be taxed to a Foreign Holder in the same manner as to a United States Holder, and if received by a Foreign Holder that is a corporation may in certain circumstances be subject to an additional “branch profits” tax at a 30% rate or, if applicable, a lower treaty rate.

Conversion of the Notes

In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a note into common stock by a Foreign Holder except (1) to the extent the common stock is considered attributable to accrued interest not previously included in income, which may be taxable under the rules set forth in “—Interest,” or (2) with respect to the receipt of cash by Foreign Holders upon conversion of a note where any of the conditions described in (1), (2) or (3) above under “—Sale, Exchange or Redemption of the Notes” is satisfied.

Sale or Exchange of Common Stock

A Foreign Holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of common stock unless (1) either of the conditions described in (1) or (2) above under “—Sale, Exchange or Redemption of the Notes” are satisfied, or (2) (a) Level 3 is or has been a USRPHC at any time within the shorter of the five-year period preceding such disposition or such Foreign Holder’s holding period and (b) (i) our stock is not considered to be regularly traded at the time of the sale or exchange, or (ii) the class of stock disposed of is regularly traded on an established securities market within the meaning of Section 897(c)(3) of the Code, only a Foreign Holder of such class who holds or held actually or constructively, at any time during the shorter of the five-year period preceding the date of disposition or the Foreign Holder’s holding period, more than 5% of such class of stock. The common stock is currently regularly traded on an established securities market. For purposes of the ownership test described above, a Foreign Holder of notes will be considered as constructively owning the common stock into which such notes are convertible. Regardless of whether a disposition of common stock is taxable to the seller pursuant to the rules regarding USRPHCs, the withholding requirements of Section 1445 of the Code generally will not be applicable to a purchaser of the common stock or a financial intermediary involved in any such transaction if our stock is regularly traded.

Distributions on Common Stock

Dividends, if any, paid or deemed paid on the common stock (or deemed dividends on the notes as described above under “—Adjustments to Conversion Rate”) to a Foreign Holder, excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such Foreign Holder, will be subject to United States federal withholding tax at a 30% rate, or lower rate provided under any applicable income tax treaty. Except to the extent that an applicable tax treaty otherwise provides, a Foreign Holder will be subject to tax in the same manner as a United States Holder on dividends paid or deemed paid that are effectively connected with the conduct of a trade or business in the United States by the Foreign Holder. If such Foreign Holder is a foreign corporation, it may in certain circumstances also be subject to a United States “branch profits” tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to United States withholding tax if the Foreign Holder delivers IRS Form W-8ECI to the payer.

A Foreign Holder of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification requirements. In addition, in the case of common stock held by a foreign partnership, or other fiscally transparent entity, the certification requirement would generally be applied to the partners of the partnership and the partnership would be required to provide certain information. The Treasury Regulations also provide look-through rules for tiered partnerships.

Contingent Payments

In certain circumstances, we may be obligated to pay holders amounts in excess of stated interest and principal payable on the notes. Our obligation to make payments of the make-whole premium may implicate the provisions of Treasury Regulations relating to contingent payment debt instruments (“CPDIs”). We intend to take the position that the notes are not treated as CPDIs because of these payments. Assuming such position is respected, a United States Holder would be required to include in income the amount of any such payments as additional consideration for United States federal income tax purposes. If the IRS successfully challenged this position, and the notes were treated as CPDIs because of such payments, United States Holders might, among other things, be required to accrue interest income at higher rates than the interest rates on the notes and to treat any gain recognized on the sale or other disposition of a note as ordinary income rather than as capital gain. Purchasers of notes are urged to consult their tax advisors regarding the possible application of the CPDI rules to the notes.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS and backup withholding tax may be collected in connection with payments of principal, premium, if any, and interest on a note, dividends on common stock and payments of the proceeds of the sale of a note or common stock by a holder. A United States Holder will not be subject to backup withholding tax if such United States Holder provides its taxpayer identification number to us or our paying agent and complies with certain certification procedures or otherwise establishes an exemption from backup withholding. Certain holders, including corporations, are generally not subject to backup withholding.

In addition, a Foreign Holder may be subject to United States backup withholding tax on these payments unless such Foreign Holder complies with certification procedures to establish that such Foreign Holder is not a United States person. The certification procedures required by a Foreign Holder to claim the exemption from withholding tax on interest (described above in “—Interest”) will generally satisfy the certification requirements necessary to avoid the backup withholding tax as well.

Backup withholding tax is not an additional tax. Rather, the United States federal income tax liability of persons subject to backup withholding tax will be offset by the amount of tax withheld. If backup withholding tax results in an overpayment of United States federal income taxes, a refund or credit may be obtained from the IRS, provided the required information is timely furnished.

The preceding discussion of certain United States federal income tax considerations is for general information only and is not tax advice. Accordingly, holders of the notes and common stock should consult their own tax advisors as to particular tax consequences to them of purchasing, holding and disposing of the notes and the common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable law.

PLAN OF DISTRIBUTION

The price of the notes offered hereby was determined through negotiations between us and certain institutional investors.

In connection with the offering and sale of the notes, the Company will pay a financial advisory fee to Citigroup Global Markets Inc. of $1,250,000.

We will pay all of the expenses incident to the offering and sale of the notes. Such expenses (which include the financial advisory fee) are estimated to be $2,000,000. We have also agreed to pay the fees of one counsel to the investors up to a maximum of $50,000.

To the extent the issuance of the notes and the shares issuable upon conversion thereof requires the approval of our stockholders under the rules of The Nasdaq Stock Market, Inc., we will convene a special meeting of our stockholders for the purpose of approving the issuance of the notes and the shares issuable upon conversion thereof. If we hold a stockholders meeting and our stockholders do not approve the issuance of the notes, we will have to pay the investors who have agreed to purchase the notes from us a termination fee in the aggregate amount of $26,400,000 ($23,400,000 if one investor exercises its right to terminate its purchase obligations for regulatory reasons) pursuant to the terms of the purchase agreement relating to the notes.

The investors who have agreed to purchase notes from us will not be obligated to purchase the notes under the purchase agreement relating to the notes unless investors purchase at least $500 million in aggregate principal amount of notes. One investor has the right to terminate its purchase obligations for regulatory reasons. See “Use of Proceeds.”

Citigroup Global Markets Inc. has performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Citigroup Global Markets Inc. may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Citigroup Global Markets Inc. may be, from time to time, a lender under Level 3’s credit facility.

We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Citigroup Global Markets Inc. may be required to make in respect of any of those liabilities.

We have entered into a standstill agreement with Southeastern Asset Management, Inc., one of the investors who has agreed to purchase the notes, pursuant to which Southeastern has agreed for a period beginning on the date of this prospectus supplement and ending on the 5th anniversary of the initial issuance of the notes, as long as the investor beneficially owns 20% or more of our outstanding voting stock, that it will not, without the consent of the majority of our entire board of directors (excluding representatives or designees of Southeastern) (1) purchase a material amount of our assets or the assets of any of our subsidiaries, (2) purchase any voting stock or securities exchangeable for or convertible into voting stock, or (3) enter into any arrangements that would cause a “change of control” of Level 3.

LEGAL MATTERS

The validity of the notes offered by this prospectus supplement will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York.

INDEPENDENT AUDITORS

The consolidated financial statements of Level 3 Communications, Inc. and its subsidiaries as of December 31, 2003 and 2002, and for the two years then ended, incorporated by reference in this prospectus supplement have been audited by KPMG LLP, independent accountants, as stated in their report with respect thereto.

The audit report covering the consolidated financial statements refers to a change in the method of accounting for goodwill effective January 1, 2002, upon adoption of Statement of Financial Accounting Standards No. 142.

The consolidated financial statements of Level 3 Communications, Inc. and its subsidiaries for the year ended December 31, 2001, incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto. On August 31, 2002, Arthur Andersen ceased practicing before the SEC. See “Risk Factors—You may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in any of Level 3’s financial statements audited by Arthur Andersen LLP incorporated by reference in this prospectus supplement.”

PROSPECTUS

Level 3 Communications, Inc.

Debt Securities

Preferred Stock

Depositary Shares

Warrants

Stock Purchase Contracts and Stock Purchase Units

Subscription Rights

Common Stock

We will provide specific terms of these securities and their offering prices in supplements to this prospectus.

In the case of debt securities, these terms will include, as applicable, the specific designation, aggregate principal amount, maturity, rate or formula of interest, premium, terms for redemption. In the case of shares of preferred stock, these terms will include, as applicable, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights. In the case of depositary shares, these terms will include the fractional share of preferred stock represented by each depositary share. In the case of common stock, these terms will include the aggregate number of shares offered. In the case of warrants, these terms will include the securities for which the warrants are exercisable, duration, offering price, exercise price and detachability. In the case of stock purchase contracts, these terms will include the holders’ obligation to purchase common stock or preferred stock from us and our obligation to make periodic payments to the holders of the stock purchase contracts, including whether these payments will be secured or prefunded. We may issue these stock purchase contracts separately or as part of a unit consisting of a stock purchase contract and debt securities, preferred securities or debt obligations of third parties, securing the holders’ obligation to purchase. In the case of subscription rights, these terms will include the title of the subscription rights, the securities for which the subscription rights are exercisable, the extent to which such subscription rights are transferable and terms, procedures and limitations relating to the exchange and exercise of the subscription rights.

We may sell any combination of these securities in one or more offerings up to a total dollar amount of $3,156,375,000.

Our common stock is quoted on the Nasdaq National Market under the symbol LVLT. The closing price of our common stock on the Nasdaq National Market was $47.00 per share on January 17, 2001. None of the other securities are currently publicly traded.

You should read this prospectus and any prospectus supplement carefully before you invest.

See “ Risk Factors” on page 2 for a discussion of matters that you should consider before investing in these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 31, 2001.

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ii

ABOUT THIS PROSPECTUS

This prospectus is part of two registration statements that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $3,156,375,000 or the equivalent denominated in foreign currencies or units of two or more foreign currencies. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available at the offices of the Nasdaq National Market, in Washington, D.C.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act until we sell all of the securities.

•	Annual report on Forms 10-K and 10-K/A for the fiscal year ended December 31, 1999

•	Quarterly reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000

•	Current reports on Form 8-K, filed February 4, 2000, February 7, 2000, February 18, 2000, February 25, 2000, February 29, 2000 and November 13, 2000 and on Form 8-K/A filed November 9, 1999

•	Registration statements on Forms 8-A/A filed March 31, 1998 and June 10, 1998

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Vice President, Investor Relations
Level 3 Communications, Inc.
1025 Eldorado Boulevard
Broomfield, Colorado 80021
(720) 888-1000

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

RISK FACTORS

Before you invest in our securities, you should carefully consider the risks involved. These risks include, but are not limited to:

•	the risks described in our current report on Form 8-K/A filed with the SEC on November 9, 1999, which is incorporated by reference in this prospectus; and

•	any risks that may be described in other filings we make with the SEC or in the prospectus supplements relating to specific offerings of securities.

THE COMPANY

We engage in the communications, information services and coal mining businesses through ownership of operating subsidiaries and substantial equity positions in public companies. In late 1997, we announced a business plan to increase substantially our information services business and to expand the range of services we offer. We are implementing our business plan by building an advanced communications network based on internet protocol technology.

Since late 1997, we have substantially increased the emphasis we place on and the resources devoted to our communications and information services business. Since that time we have become a facilities-based provider of a broad range of integrated communications services. A facilities-based provider is one that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services. We have expanded substantially the business of our subsidiary, (i) Structure, Inc. (formerly known as PKS Information Services, Inc.) and are creating, through a combination of construction, purchase and leasing of facilities and other assets, an advanced, international facilities based communications network. We designed our network based on internet protocol technology in order to leverage the efficiencies of this technology to provide lower cost communications services.

Our network will combine both local and long distance networks and will connect customers end-to-end across the U.S. and in Europe and Asia. We provide a full range of communications services—including local, long distance, international and internet services.

Our principal executive offices are located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021 and our telephone number is (720) 888-1000.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The ratio of earnings to fixed charges for each of the periods indicated was as follows:

Nine Months Ended September 30,		Fiscal Year Ended
2000	1999	1999	1998	1997	1996	1995
—	—	—		5.73	3.87	—

For this ratio, earnings consist of earnings (loss) before income taxes, minority interest and discontinued operations plus fixed charges excluding capitalized interest but including amortization of capitalized interest. Fixed charges consist of interest expensed and capitalized, plus the portion of rent expense under operating leases deemed by us to be representative of the interest factor, plus, prior to September 30, 1995, preferred stock dividends on preferred stock of its former subsidiary, MFS Communications Company, Inc. We had deficiencies of earnings to fixed charges of $997 million for the nine months ended September 30, 2000, $421 million for the nine months ended September 30, 1999, $695 million for 1999, $36 million for 1998 and $32 million for 1995.

APPLICATION OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the offered securities will be used for working capital, capital expenditures, acquisitions and other general corporate purposes. Until we use the net proceeds in this manner, we may temporarily use them to make short-term investments or reduce short-term borrowings.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities. The applicable prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement as well as any general terms described in this section that will not apply to those debt securities.

The debt securities will be our direct unsecured general obligations and may include debentures, notes, bonds and/or other evidences of indebtedness. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and The Bank of New York as successor to IBJ Whitehall Bank & Trust Company, as trustee. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indentures and the subordinated indentures are called indentures.

We have summarized selected provisions of the indentures below. The summary is not complete. We have also filed the forms of the indentures as exhibits to the registration statement. You should read the indentures for provisions that may be important to you before you buy any debt securities.

General terms of debt securities

The debt securities issued under each indenture may be issued without limit is to aggregate principal amount, in one or more series. Each indenture provides that there may be more than one trustee under the indenture, each with respect to one or more series of debt securities. Any trustee under either indenture may resign or be removed with respect to one or more series of debt securities issued under that indenture, and a successor trustee may be appointed to act with respect to that series.

If two or more persons are acting as trustee with respect to different series of debt securities issued under the same indenture, each of those trustees will be a trustee of a trust under that indenture separate and apart from the trust administered by any other trustee. In that case, except as otherwise indicated in this prospectus, any action described in this prospectus to be taken by the trustee may be taken by each of those trustees only with respect to the one or more series of debt securities for which it is trustee.

A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering and that series. These terms will contain some or all of the following:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the purchase price of the debt securities, expressed as a percentage of the principal amount;

•	the date or dates on which the principal of and any premium on the debt securities will be payable or the method for determining the date or dates;

•	if the debt securities will bear interest, the interest rate or rates or the method by which the rate or rates will be determined;

•	if the debt securities will bear interest, the date or dates from which any interest will accrue, the interest payment dates on which any interest will be payable, the record dates for those interest payment dates and the basis upon which interest shall be calculated if other than that of a 360 day year of twelve 30-day months;

•	the place or places where payments on the debt securities will be made and the debt securities may be surrendered for registration of transfer or exchange;

•	if we will have the option to redeem all or any portion of the debt securities, the terms and conditions upon which the debt securities may be redeemed;

•	the terms and conditions of any sinking fund or other similar provisions obligating us or permitting a holder to require us to redeem or purchase all or any portion of the debt securities prior to final maturity;

•	the currency or currencies in which the debt securities are denominated and payable if other than U.S. dollars;

•	whether the amount of any payments on the debt securities may be determined with reference to an index, formula or other method and the manner in which such amounts are to be determined;

•	any additions or changes to the events of default in the respective indentures;

•	any additions or changes with respect to the other covenants in the respective indentures;

•	the terms and conditions, if any, upon which the debt securities may be convertible into common stock or preferred stock;

•	whether the debt securities will be issued in certificated or book-entry form;

•	whether the debt securities will be in registered or bearer form and, if in registered form, the denominations of the debt securities if other than $1,000 and multiples of $1,000;

•	the applicability of the defeasance and covenant defeasance provisions of the applicable indenture; and

•	any other terms of the debt securities consistent with the provisions of the applicable indenture.

Debt securities may be issued under the indentures as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. Special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

Unless otherwise provided with respect to a series of debt securities, the debt securities will be issued only in registered form, without coupons, in denominations of $1,000 and multiples of $1,000.

Certificated securities

Except as otherwise stated in the applicable prospectus supplement, debt securities will not be issued in certificated form. If, however, debt securities are to be issued in certificated form, no service charge will be made for any transfer or exchange of any of those debt securities. We may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange of those debt securities.

Book-entry debt securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with the depositary identified in the applicable prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred. However, transfers of the whole security between the depositary for that global security and its nominee or their respective successors are permitted.

Unless otherwise stated, The Depository Trust Company, New York, New York will act as depositary for each series of global securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be effected only through, records maintained by DTC and its participants.

DTC has provided the following information to us. DTC is a:

•	limited-purpose trust company organized under the New York Banking Law;

•	a banking organization within the meaning of the New York Banking Law;

•	a member of the U.S. Federal Reserve System;

•	a clearing corporation within the meaning of the New York Uniform Commercial Code; and

•	a clearing agency registered under the provisions of section 17A of the Securities Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, in deposited securities through electronic computerized book-entry changes in the direct participant’s accounts. This eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

Principal and interest payments on global securities registered in the name of DTC’s nominee will be made in immediately available funds to DTC’s nominee as the registered owner of the global securities. We and the trustee will treat DTC’s nominee as the owner of the global securities for all other purposes as well. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities. It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities. These payments will be the responsibility of the direct and indirect participants and not of DTC, the trustee or us.

Debt securities represented by a global security will be exchangeable for debt securities in definitive form of like amount and terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary;

•	DTC ceases to be a registered clearing agency and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global security and notify the trustee of our decision.

Merger

We generally may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation if:

•	we are the continuing corporation; or

•	we are not the continuing corporation, the successor corporation, expressly assumes all payments on all the debt securities and the performance and observance of all the covenants and conditions of the applicable indenture; and

•	neither we nor the successor corporation is in default immediately after the transaction under the applicable indenture.

Events of default, notice and waiver

Senior indenture. The senior indenture provides that the following are events of default with respect to any series of senior debt securities:

•	default for 30 days in the payment of any interest on any debt security of that series;

•	default in the payment of the principal of or premium, if any, on any debt security of that series at its maturity;

•	default in making a sinking fund payment required for any debt security of that series;

•	default in the performance of any of our other covenants in the senior indenture that continues for 60 days after written notice, other than default in a covenant included in the senior indenture solely for the benefit of another series of senior debt securities;

•	the acceleration of the maturity of more than $25,000,000 in the aggregate of any of our other indebtedness, where that

•	indebtedness is not discharged or that acceleration is not rescinded or annulled;

•	certain events of bankruptcy, insolvency or reorganization of us or our property; and

•	any other event of default provided with respect to a particular series of debt securities.

The senior trustee generally may withhold notice to the holders of any series of debt securities of any default with respect to that series if it considers the withholding to be in the interest of those holders. However, the senior trustee may not withhold notice of any default in the payment of the principal of, or premium, if any, or interest on any debt security of that series or in the payment of any sinking fund installment in respect of any debt security of that series.

If an event of default with respect to any series of senior debt securities occurs and is continuing, the senior trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all of the debt securities of that series immediately due and payable. Subject to certain conditions, the holders of a majority in principal amount of outstanding debt securities of that series may rescind and annul that acceleration. However, they may only do so if all events of default, other than the non-payment of accelerated principal or specified portion of accelerated principal, with respect to debt securities of that series have been cured or waived.

Holders of a majority in principal amount of any series of outstanding senior debt securities may, subject to some limitations, waive any past default with respect to that series and the consequences of the default. The prospectus, supplement relating to any series of senior debt securities which are original issue discount securities will describe the particular provisions relating to acceleration of a portion of the principal amount of those original issue discount securities upon the occurrence and continuation of an event of default. Within 120 days after the close of each fiscal year, we must file with the senior trustee a statement, signed by specified of our officers, stating whether those officers have knowledge of any default under the senior indenture.

Except with respect to its duties in case of default, the senior trustee is not obligated to exercise any of its rights or powers at the request or direction of any holders of any series of outstanding senior debt securities, unless those holders have offered the senior trustee reasonable security or indemnity. Subject to those indemnification provisions and limitations contained in the senior indenture, the holders of a majority in principal amount of any series of the outstanding debt securities issued thereunder may direct any proceeding for any remedy available to the senior trustee, or the exercising of any of the senior trustee’s trusts or powers.

Subordinated indenture. The subordinated indenture provides that the following are events of default with respect to any series of subordinated debt securities:

•	default for 30 days in the payment of any interest on any debt security of that series;

•	default in the payment of the principal of or premium, if any, on any debt security of that series at its maturity;

•	default in making a sinking fund payment required for any debt security of that series;

•	any default in the performance of any of our other covenants in the subordinated indenture that continues for 60 days after written notice, other than default in a covenant included in the subordinated indenture solely for the benefit of another series of subordinated debt securities;

•	the acceleration of more than $25,000,000, where that indebtedness is not discharged or that acceleration is not rescinded or annulled;

•	certain events relating to the bankruptcy, insolvency or reorganization of us or our property; and

•	any other event of default provided with respect to a particular series of debt securities.

The subordinated trustee generally may withhold notice to the holders of any series of subordinated debt securities of any default with respect to that series if it considers the withholding to be in the interest of the holders. However, the subordinated trustee may not withhold notice of any default in the payment of the principal of or premium, if any or interest on any debt security of that series or in the payment of any sinking fund installment in respect of any debt security of that series.

If an event of default with respect to any series of subordinated debt securities occurs and is continuing, the subordinated trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all of the debt securities of that series immediately due and payable. Subject to certain conditions, the holders of a majority in principal amount of outstanding debt securities of that series may rescind and annul that acceleration. However, they may only do so if all events of default with respect to debt securities of that series have been cured or waived. Holders of a majority in principal amount of any series of the outstanding subordinated debt securities may, subject to some limitations, waive any past default with respect to that series and the consequences of the default. The prospectus supplement relating to any series of subordinated debt securities which are original issue discount securities will describe the particular provisions relating to acceleration of a portion of the principal amount of those original issue discount securities upon the occurrence and continuation of an event of default. Within 120 days after the close of each fiscal year, we must file with the subordinated trustee a statement, signed by specified officers of us, stating whether such officers have knowledge of any default under the subordinated indenture.

Except with respect to its duties in case of default, the subordinated trustee is not obligated to exercise any of its rights or powers at the request or direction of any holders of any series of outstanding subordinated debt securities, unless those holders have offered the subordinated trustee reasonable security or indemnity. Subject to those indemnification provisions and limitations contained in the subordinated indenture, the holders of a majority in principal amount of any series of the outstanding subordinated debt securities may direct any proceeding for any remedy available to the subordinated trustee, or the exercising of any of the subordinated trustee’s trusts or powers.

Modification of the indentures

Senior indenture. Modifications and amendments of the senior indenture may be made only, subject to some exceptions, with the consent of the holders of a majority in aggregate principal amount of all outstanding debt securities under the senior indenture which are affected by the modification or amendment. However, the holder of each affected senior debt security must consent to any modification or amendment of the senior indenture that:

•	changes the stated maturity of the principal of, or the premium, if any, or any installment of interest on, that debt security;

•	reduces the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, that debt security;

•	reduces the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of its maturity or would be provable in bankruptcy;

•	adversely affects any right of repayment of the holder of that debt security;

•	changes the place of payment where, or the currency in which, any payment on that debt security is payable;

•	impairs the right to institute suit to enforce any payment on or with respect to that debt security; or

•	reduces the percentage of outstanding debt securities of any series necessary to modify or amend the senior indenture or to waive compliance with some of its provisions or defaults and their consequences.

We and the senior trustee may amend the senior indenture without the consent of the holders of any senior debt securities in certain limited circumstances, such as:

•	to evidence the succession of another entity to us and the assumption by the successor of our covenants contained in the senior indenture;

•	to secure the securities; and

•	to cure any ambiguity, to correct or supplement any provision in the senior indenture which may be inconsistent with any other provision of the senior indenture.

Subordinated indenture. Modifications and amendments to the subordinated indenture may be made only, subject to some exceptions, with the consent of the holders of a majority in aggregate principal amount of all outstanding debt securities under the subordinated indenture which are affected by the modification or amendment. However, the holder of each affected subordinated debt security must consent to any modification or amendment of the subordinated indenture that:

•	changes the stated maturity of the principal of, or the premium, if any, or any installment of interest on, that debt security;

•	reduces the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, that debt security;

•	reduces the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of its maturity or would be provable in bankruptcy;

•	adversely affects any right of the repayment of the holder of that debt security;

•	changes the place of payment where, or the currency in which, any payment on that debt security is payable;

•	impairs the right to institute suit to enforce any payment on or with respect to that debt security;

•	reduces the percentage of outstanding debt securities of any series necessary to modify or amend the subordinated indenture or to

•	waive compliance with some of its provisions or defaults and their consequences; or

•	subordinates the indebtedness evidenced by that debt security to any of our indebtedness other than senior indebtedness.

We and the subordinated trustee also may amend the subordinated indenture without the consent of the holders of any subordinated securities in certain limited circumstances, such as:

•	to evidence the succession of another entity to us and the assumption by the successor of our covenants contained in the

•	subordinated indenture;

•	to secure the securities; and

•	to cure any ambiguity, to correct or supplement any provision in the subordinated indenture which may be inconsistent with any other provision of the subordinated indenture.

Defeasance and covenant defeasance

When we establish a series of debt securities, we may provide that that series is subject to the defeasance and discharge provisions of the applicable indenture. If those provisions are made applicable, we may elect either:

•	to defease and be discharged from, subject to some limitations, all of our obligations with respect to those debt securities; or

•	to be released from our obligations to comply with specified covenants relating to those debt securities as described in the applicable prospectus supplement.

To effect that defeasance or covenant defeasance, we must irrevocably deposit in trust with the relevant trustee an amount in any combination of funds or government obligations, which, through the payment of principal and interest in accordance with their terms, will provide money sufficient to make payments on those debt securities and any mandatory sinking fund or analogous payments on those debt securities.

On such a defeasance, we will not be released from obligations:

•	to pay additional amounts, if any, upon the occurrence of some events;

•	to register the transfer or exchange of those debt securities;

•	to replace some of those debt securities;

•	to maintain an office relating to those debt securities;

•	to hold moneys for payment in trust will not be discharged.

To establish such a trust we must, among other things, deliver to the relevant trustee an opinion of counsel to the effect that the holders of those debt securities:

•	will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance; and

•	will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. In the case of defeasance, the opinion of counsel must be based upon a ruling of the IRS or a change in applicable U.S. federal income tax law occurring after the date of the applicable indenture.

Government obligations mean generally securities which are:

•	direct obligations of the U.S. or of the government which issued the foreign currency in which the debt securities of a particular series are payable, in each case, where the issuer has pledged its full faith and credit to pay the obligations; or

•	obligations of an agency or instrumentality of the U.S. or of the government which issued the foreign currency in which the debt securities of that series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the U.S. or that other government.

•	In any case, the issuer of government obligations cannot have the option to call or redeem the obligations. In addition, government obligations include, subject to certain qualifications, a depository receipt issued by a bank or trust company as custodian with respect to any government obligation or a specific payment of interest on or principal of any such government obligation held by the custodian for the account of a depository receipt holder.

If we effect covenant defeasance with respect to any debt securities, the amount on deposit with the relevant trustee will be sufficient to pay amounts due on the debt securities at the time of their stated maturity. However, those debt securities may become due and payable prior to their stated maturity if there is an event of default with respect to a covenant from which we have not been released. In that event, the amount on deposit may not be sufficient to pay all amounts due on the debt securities at the time of the acceleration.

The applicable prospectus supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance, including any modifications to the provisions described above.

Senior debt securities

Senior debt securities are to be issued under the senior indenture. Each series of senior debt securities will constitute senior indebtedness and will rank equally with each other series of senior debt securities and other senior indebtedness. All subordinated debt, including, but not limited to, all subordinated securities, will be subordinated to the senior debt securities and other senior indebtedness.

Subordination of subordinated securities

Subordinated indenture. Payments on the subordinated securities will be subordinated to our senior indebtedness, whether outstanding on the date of the subordinated indenture or incurred after that date. At September 30, 2000, our aggregate senior indebtedness was approximately $5.218 billion. The applicable prospectus supplement for each issuance of subordinated securities will specify the aggregate amount of our outstanding indebtedness as of the most recent practicable date that would rank senior to and equally with the offered subordinated securities.

Ranking. No class of subordinated securities is subordinated to any other class of subordinated debt securities. See “Subordination provisions” below.

Subordination provisions. If any of certain specified events occur, the holders of senior indebtedness must receive payment of the full amount due on the senior indebtedness, or that payment must be duly provided for, before we may make payments on the subordinated securities. These events are:

•	any distribution of our assets upon our liquidation, reorganization or other similar transaction except for a distribution in

•	connection with a merger or other transaction complying with the covenant described above under “Merger”;

•	the occurrence and continuation of a payment default on any senior indebtedness; or

•	a declaration of the principal of any series of the subordinated securities, or, in the case of original issue discount securities, the portion of the principal amount specified under their terms, as due and payable, that has not been rescinded and annulled.

However, if the event is the acceleration of any series of subordinated securities, only the holders of senior indebtedness outstanding at the time of the acceleration of those subordinated securities, or, in the case of original issue discount securities, that portion of the principal amount specified under their terms, must receive payment of the full amount due on that senior indebtedness, or such payment must be duly provided for, before we make payments on the subordinated securities.

As a result of the subordination provisions, some of our general creditors, including holders of senior indebtedness, may recover more, ratably, than the holders of the subordinated securities in the event of insolvency.

Definition of senior indebtedness

Senior indebtedness means the following indebtedness or obligations:

•	the principal of and premium, if any, and unpaid interest on indebtedness for money borrowed;

•	purchase money and similar obligations;

•	obligations under capital leases;

•	guarantees, assumptions or purchase commitments relating to, or other transactions as a result of which we are responsible for the payment of, the indebtedness of others;

•	renewals, extensions and refunding of that indebtedness;

•	interest or obligations in respect of the indebtedness accruing after the commencement of any insolvency or bankruptcy proceedings; and

•	obligations associated with derivative products.

However, indebtedness or obligations are not senior indebtedness if the instrument by which we become obligated for that indebtedness or those obligations expressly provides that that indebtedness or those obligations are junior in right of payment to any other of our indebtedness or obligations.

Convertible debt securities

Unless otherwise provided in the applicable prospectus supplement, the following provisions will apply to debt securities that will be convertible into common stock or preferred stock.

Conversion. The holder of unredeemed convertible debt securities may, at any time during the period specified in the applicable prospectus supplement, convert those convertible debt securities into shares of common stock or preferred stock. The conversion price or rate for each $1,000 principal amount of convertible debt securities will be specified in the applicable prospectus supplement. The holder of a convertible debt security may convert a portion of the convertible debt security which is $1,000 principal amount or any multiple of $1,000. In the case of convertible debt securities called for redemption, conversion rights will expire at the close of business on the date fixed for the redemption. However, in the case of repayment at the option of the applicable holder, conversion rights will terminate upon receipt of written notice of the holder’s exercise of that option.

In certain events, the conversion price or rate will be subject to adjustment as specified in the applicable indenture. For debt securities convertible into common stock, those events include:

•	the issuance of shares of common stock as a dividend;

•	subdivisions and combinations of common stock;

•	the issuance to all holders of common stock of rights or warrants entitling such holders for a period not exceeding 45 days to subscribe for or purchase shares of common stock at a price per share less than its current per share market price; and

•	the distribution to all holders of common stock of:

(1)	shares of our capital stock, other than common stock;

(2)	evidences of our indebtedness or assets excluding cash dividends or distributions paid from our retained earnings; or

(3)	subscription rights or warrants other than those referred to above.

No adjustment of the conversion price or rate will be required in any of these cases unless an adjustment would require a cumulative increase or decrease of at least 1% in that price or rate. Fractional shares of common stock will not be issued upon conversion. In place of fractional shares, we will pay a cash adjustment. Unless otherwise specified in the applicable prospectus supplement, convertible debt securities convertible into common stock surrendered for conversion between any record date for an interest payment and the related interest payment date must be accompanied by payment of an amount equal to the interest payment on the surrendered convertible debt security. However, that payment does not have to accompany convertible debt securities surrendered for conversion if those convertible debt securities have been called for redemption during that period.

The adjustment provisions for debt securities convertible into shares of preferred stock will be determined at the time of an issuance of debt securities and will be described in the applicable prospectus supplement.

DESCRIPTION OF PREFERRED STOCK

This section describes the general terms and provisions of our preferred stock. The applicable prospectus supplement will describe the specific terms of the preferred stock offered through that prospectus supplement as well as any general terms described in this section that will not apply to those shares of preferred stock.

We have summarized certain selected terms of the preferred stock in this section. The summary is not complete. You should read our restated certificate of incorporation that is an exhibit to our annual report on Form 10-K and the certificate of designation relating to the applicable series of the preferred stock that we will file with the SEC for additional information before you buy any preferred stock.

General

Our restated certificate of incorporation and Delaware General Corporation Law give our board of directors the authority, without further stockholder action, to issue a maximum of 10,000,000 shares of preferred stock. The board of directors has the authority to fix the following terms with respect to shares of any series of preferred stock:

•	the designation of the series;

•	the number of shares to comprise the series;

•	the dividend rate or rates payable with respect to the shares of the series;

•	the redemption price or prices, if any, and the terms and conditions of any redemption;

•	the voting rights;

•	any sinking fund provisions for the redemption or purchase of the shares of the series;

•	the terms and conditions upon which the shares are convertible or exchangeable, if they are convertible or exchangeable; and

•	any other relative rights, preferences and limitations pertaining to the series.

The preferred stock will have the rights described in this section unless the applicable prospectus supplement provides otherwise. You should read the prospectus supplement relating to the particular series of the preferred stock it offers for specific terms, including:

•	the designation, stated value and liquidation preference of that series of the preferred stock and the number of shares offered;

•	the initial public offering price at which the shares will be issued;

•	the dividend rate or rates or method of calculation of dividends, the dividend periods, the date or dates on which dividends will be payable and whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate;

•	any redemption or sinking fund provisions;

•	any conversion or exchange provisions;

•	the procedures for any auction and remarketing, if any, of that series of preferred stock;

•	whether interests in that series of preferred stock will be represented by our depositary shares; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of that series of preferred stock.

When we issue shares of preferred stock against payment for the shares, they will be fully paid and nonassessable. This means that the full purchase price for those shares will have been paid and the holders of those shares will not be assessed any additional monies for those shares. Holders of preferred stock will have no preemptive rights to subscribe for any additional securities that we may issue.

Because we are a holding company, our rights and the rights of holders of our securities, including the holders of preferred stock, to participate in the distribution of assets of any subsidiary of ours upon its liquidation or recapitalization will be subject to the prior claims of its creditors and preferred stockholders. We will not be structurally subordinated to the extent we are a creditor with recognized claims against the subsidiary or are a holder of preferred stock of the subsidiary.

Dividends

The holders of the preferred stock will be entitled to receive dividends, if declared by our board of directors out of our assets that we can legally use to pay dividends. The prospectus supplement relating to a particular series of preferred stock will describe the dividend rates and dates on which dividends will be payable. The rates may be fixed or variable or both. If the dividend rate is variable, the applicable prospectus supplement will describe the formula used for determining the dividend rate for each dividend period. We will pay dividends to the holders of record as they appear on our stock books on the record dates fixed by our board of directors. The applicable prospectus supplement will specify whether dividends will be paid in the form of cash, preferred stock or common stock.

The applicable prospectus supplement will also state whether dividends on any series of preferred stock are cumulative or noncumulative. If our board of directors does not declare a dividend payable on a dividend payment date on any noncumulative series of preferred stock, then the holders of that series will not be entitled to receive a dividend for that dividend period. In those circumstances, we will not be obligated to pay the dividend accrued for that period, whether or not dividends on such preferred stock are declared or paid on any future dividend payment dates.

Our board of directors may not declare and pay a dividend on any of our stock ranking, as to dividends, equal with or junior to any series of preferred stock unless full dividends on that series have been declared and paid, or declared and sufficient money is set aside for payment. Until either full dividends are paid, or are declared and payment is set aside, on preferred stock ranking equal as to dividends, then:

•	we will declare any dividends pro rata among the preferred stock of each series and any preferred stock ranking equal to the preferred stock as to dividends; in other words, the dividends we declare per share on each series of such preferred stock will bear the same relationship to each other that the full accrued dividends per share on each such series of the preferred stock bear to each other;

•	other than such pro rata dividends, we will not declare or pay any dividends or declare or make any distributions upon any security ranking junior to or equal with the preferred stock as to dividends or upon liquidation, except dividends or distributions paid for with securities ranking junior to the preferred stock as to dividends and upon liquidation; and

•	we will not redeem, purchase or otherwise acquire or set aside money for a sinking fund for any securities ranking junior to or equal with the preferred stock as to dividends or upon liquidation except by conversion into or exchange for stock junior to the preferred stock as to dividends and upon liquidation.

We will not owe any interest, or any money in lieu of interest, on any dividend payment(s) on any series of the preferred stock which may be past due.

Redemption

Preferred stock may be redeemable, in whole or in part, at our option, and may be subject to mandatory redemption through a sinking fund or otherwise, as described in the applicable prospectus supplement. Redeemed preferred stock will become authorized but unissued shares of preferred stock that we may issue in the future.

If a series of preferred stock is subject to mandatory redemption, the applicable prospectus supplement will specify the number of shares that we will redeem each year and the redemption price. If preferred stock is redeemed, we will pay all accrued and unpaid dividends on those shares to, but excluding, the redemption date. In the case of any noncumulative series of preferred stock, accrued and unpaid dividends will not include any accumulation of dividends for prior dividend periods. The applicable prospectus supplement will also specify whether we will pay the redemption price in cash or other property. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of our capital stock, the terms of that preferred stock may provide for its automatic conversion upon the occurrence of certain events. These events include if no capital stock has been issued or if the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due.

If fewer than all of the outstanding shares of any series of the preferred stock are to be redeemed, our board of directors will determine the number of shares to be redeemed. We may redeem the shares pro rata from the holders of record in proportion to the number of shares held by them, with adjustments to avoid redemption of fractional shares, or by lot in a manner determined by our board of directors.

Even though the terms of a series of preferred stock may permit redemption of shares of preferred stock in whole or in part, if any dividends, including accumulated dividends, on that series are past due:

•	we will not redeem any preferred stock of that series unless we simultaneously redeem all outstanding shares of preferred stock of that series; and

•	we will not purchase or otherwise acquire any preferred stock of that series.

The prohibition discussed in the prior sentence will not prohibit us from purchasing or acquiring preferred stock of that series through a purchase or exchange offer if we make the offer on the same terms to all holders of that series.

Unless the applicable prospectus supplement specifies otherwise, we will give notice of a redemption by mailing a notice to each record holder of the shares to be redeemed, between 30 to 60 days prior to the date fixed for redemption. We will mail the notices to the holders’ addresses as they appear on our stock records. Each notice will state:

•	the redemption date;

•	the number of shares and the series of the preferred stock to be redeemed;

•	the redemption price;

•	the place or places where holders can surrender the certificates for the preferred stock for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

•	the date when the holders’ conversion rights, if any, will terminate.

If we redeem fewer than all shares of any series of the preferred stock held by any holder, we will also specify the number of shares to be redeemed from the holder in the notice.

If we have given notice of the redemption and have provided the funds for the payment of the redemption price, then beginning on the redemption date:

•	the dividends on the preferred stock called for redemption will no longer accrue;

•	such shares will no longer be considered outstanding; and

•	the holders will no longer have any rights as stockholders except to receive the redemption price.

When the holders of these shares surrender the certificates representing these shares, in accordance with the notice, the redemption price described above will be paid out of the funds we provide. If fewer than all the shares represented by any certificate are redeemed, a new certificate will be issued representing the unredeemed shares without cost to the holder of those shares.

Conversion or exchange rights

The prospectus supplement relating to a series of preferred stock that is convertible or exchangeable will state the terms on which shares of that series are convertible or exchangeable into common stock, another series of preferred stock or debt securities.

Rights upon liquidation

Unless the applicable prospectus supplement states otherwise, if we liquidate, dissolve or wind up our business, the holders of shares of each series of the preferred stock will be entitled to receive:

•	liquidation distributions in the amount stated in the applicable prospectus supplement; and

•	all accrued and unpaid dividends whether or not earned or declared.

We will pay these amounts to the holders of shares of each series of the preferred stock, and all amounts owing on any preferred stock ranking equally with that series of preferred stock as to liquidating distributions, out of our assets available for distribution to stockholders. These payments will be made before any distribution is made to holders of any securities ranking junior to the series of preferred stock upon liquidation.

If we liquidate, dissolve or wind up our business and the assets available for distribution to the holders of the preferred stock of any series and any other shares of our stock ranking equal with that series as to liquidating distributions are insufficient to pay all amounts to which the holders are entitled, then we will only make pro rata distributions to the holders of all shares ranking equal as to liquidating distributions. This means that the distributions we pay to these holders will bear the same relationship to each other that the full distributable amounts for which these holders are respectively entitled upon liquidation of our business bear to each other.

After we pay the full amount of the liquidation distribution to which the holders of a series of the preferred stock are entitled, those holders will have no right or claim to any of our remaining assets.

Voting rights

Except as indicated below or in the applicable prospectus supplement, or except as expressly required by applicable law, the holders of preferred stock will not be entitled to vote.

If we fail to pay dividends on any shares of preferred stock for six consecutive quarterly periods, the holders of those shares of preferred stock, voting separately as a class with all other series of preferred stock upon which the same voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to the board of directors. This may be done at a special meeting called by the holders of record of at least 10% of those shares of preferred stock or the next annual meeting of stockholders and at each subsequent meeting until:

•	in the case of a series of preferred stock with cumulative dividends, all dividends accumulated on that series of preferred stock for the past dividend periods and the then current dividend period have been fully paid or declared and a sum sufficient for the payment of these dividends has been set aside for payment; or

•	in the case of a series of noncumulative preferred stock, four consecutive quarterly dividends on that series of noncumulative preferred stock have been fully paid or declared and a sum sufficient for the payment of these dividends has been set aside for payment.

In this case, the entire board of directors will be increased by two directors.

So long as any shares of preferred stock remain outstanding, unless we receive the consent of the holders of any outstanding series of preferred stock as specified below, we will not:

•	authorize, issue or increase the authorized amount of, any capital stock ranking prior to the outstanding series of preferred stock as to dividends or liquidating distributions;

•	reclassify any capital stock into any shares with this kind of prior ranking;

•	authorize or issue any obligation or security that represents the right to purchase any capital stock with this kind of prior ranking; or

•	amend or alter the provisions of our restated certificate of incorporation, so as to materially and adversely affect any right, preference, privilege or voting power of that series of preferred stock or the holders of that series of preferred stock.

This consent must be given by the holders of at least two-thirds of each series of all outstanding preferred stock described in the preceding sentence, voting separately as a class. We will not be required to obtain this consent with respect to the actions relating to changes to our restated certificate of incorporation, however, if we only:

•	increase the amount of the authorized preferred stock or any outstanding series of preferred stock or any of our other capital stock; or

•	create and issue another series of preferred stock or any other capital stock; and

•	in either case, this preferred stock ranks equal with or junior to the outstanding preferred stock as to dividends and liquidating distributions.

DESCRIPTION OF DEPOSITARY SHARES

This section describes the general terms and provisions of shares of preferred stock represented by depositary shares. The applicable prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

We have summarized in this section certain terms and provisions of the deposit agreement, the depositary shares and the receipts representing depositary shares. The summary is not complete. You should read the forms of deposit agreement and depositary receipt that we have filed with the SEC for additional information before you buy any depositary shares that represent preferred stock of that series.

General

We may issue depositary receipts evidencing the depositary shares. Each depositary share will represent a fraction of a share of preferred stock. Shares of preferred stock of each class or series represented by depositary shares will be deposited under a separate deposit agreement among us, the preferred stock depositary and the holders of the depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the depositary shares evidenced by that depositary receipt, to all the rights and preferences of the preferred stock represented by those depositary shares. Those rights include any dividend, voting, conversion, redemption and liquidation rights. Immediately following our issuance and delivery of the preferred stock to the preferred stock depositary, we will cause the preferred stock depositary to issue the depositary receipts on our behalf.

Dividends and other distributions

The preferred stock depositary will distribute all dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts in proportion to the number of depositary receipts owned by those holders.

If there is a distribution other than in cash, the preferred stock depositary will distribute property it receives to the entitled record holders of depositary receipts. However, if the preferred stock depositary determines that it is not feasible to make that distribution, the preferred stock depositary may, with our approval, sell the property and distribute the net proceeds from this sale to the holders of depositary shares.

Withdrawal of stock

If a holder of depositary receipts surrenders the depositary receipts at the corporate trust office of the preferred stock depositary, the holder will be entitled to receive the number of shares of the preferred stock and any money or other property represented by those depositary shares. However, the holder will not be entitled to receive these shares and related assets if the related depositary shares have previously been called for redemption or converted or exchanged into other securities of our company. Holders of depositary receipts will be entitled to receive whole or fractional shares of the preferred stock on the basis of the proportion of preferred stock represented by each depositary share specified in the applicable prospectus supplement. Holders of shares of preferred stock received in exchange for depositary shares will no longer be entitled to receive depositary shares in exchange for shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that is more than the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the preferred stock depositary will issue the holder a new depositary receipt evidencing this excess number of depositary shares at the same time.

Redemption of depositary shares

Whenever we redeem shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of that redemption date the number of depositary shares representing shares of the preferred stock so redeemed. However, we must have paid in full the redemption price of the preferred stock to be redeemed plus any accrued and unpaid dividends on the preferred stock to the preferred stock depositary.

The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the preferred stock depositary pro rata or by lot or another equitable method. In each case, we will determine the method for selecting the depositary shares.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders of the related depositary receipts will cease, except the right to receive money or other property that the holders of the depositary receipts were entitled to receive upon such redemption. These payments will be made when the holders surrender their depositary receipts to the preferred stock depositary.

Voting the preferred stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the preferred stock depositary will mail information about the meeting contained in the notice to the record holders of the depositary shares representing such preferred stock. Each record holder of depositary shares on the record date will be entitled to instruct the preferred stock depositary as to how the preferred stock underlying the holder’s depositary shares will be voted. The record date for the depositary shares will be the same as the record date for the preferred stock.

The preferred stock depositary will vote the amount of preferred stock represented by the depositary shares according to these instructions. We will agree to take all reasonable action deemed necessary by the preferred stock depositary in order to enable the preferred stock depositary to vote the preferred stock in that manner. The preferred stock depositary will not vote shares of preferred stock for which it does not receive specific instructions from the holders of depositary shares representing that preferred stock. The preferred stock depositary will not be responsible for any failure to carry out any voting instruction, or for the manner or effect of any vote, as long as its action or inaction is in good faith and does not result from its negligence or willful misconduct.

Exchange of preferred stock

Whenever we exchange all of the shares of preferred stock held by the preferred stock depositary for debt securities or common stock, the preferred stock depositary will exchange as of that exchange date all depositary shares representing all of the shares of the preferred stock exchanged for debt securities or common stock. However, we must have issued and deposited with the preferred stock depositary debt securities or common stock for all of the shares of the preferred stock to be exchanged.

The exchange rate per depositary share will be equal to the exchange rate per share of preferred stock, multiplied by the fraction of a share of preferred stock represented by one depositary share, plus all money and other property, if any, represented by such depositary shares, including all accrued and unpaid dividends on the shares of preferred stock.

Conversion of preferred stock

The depositary shares, as such, are not convertible or exchangeable into common stock or any of our other securities or property. Nevertheless, the prospectus supplement relating to an offering of depositary shares may provide that the holders of depositary receipts may surrender their depositary receipts to the preferred stock depositary with written instructions to the preferred stock depositary to instruct us to cause the conversion or exchange of the preferred stock represented by these depositary shares. We have agreed that upon receipt of these instructions and any related amounts payable we will cause the requested conversion or exchange. If the depositary shares are to be converted or exchanged in part only, a new depositary receipt or receipts will be issued for any depositary shares not to be converted or exchanged.

Amendment and termination of the deposit agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between us and the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary shares or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred stock requires the approval of the holders of at least two thirds of the depositary shares then outstanding.

We may terminate the deposit agreement upon not less than 60 days’ notice if holders of a majority of the depository shares then outstanding consent. If we terminate the deposit agreement, the preferred stock depositary will deliver or make available to each holder of depositary receipts that surrenders the depositary receipts it holds, the number of whole or fractional shares of preferred stock represented by the depositary shares evidenced by these depositary receipts.

In addition, the deposit agreement will automatically terminate if:

•	all outstanding depositary shares are redeemed, converted or exchanged; or

•	there is a final distribution in respect of the related preferred stock in connection with any liquidation of our business and the distribution has been distributed to the holders of the related depositary receipts.

Charges of preferred stock depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the preferred stock depositary in connection with the performance of its duties under the deposit agreement. Holders of depositary receipts will pay transfer and other taxes and governmental charges and any other charges that are stated to be their responsibility in the deposit agreement.

Resignation and removal of depositary

The preferred stock depositary may resign at any time by delivering notice to us. We also may remove the preferred stock depositary at any time. Resignations or removals will take effect upon the appointment of a successor preferred stock depositary. This successor must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The preferred stock depositary will forward to holders of depositary receipts any reports and communications that we send to the preferred stock depositary with respect to the related preferred stock.

Neither we nor the preferred stock depositary will be liable if it is prevented or delayed, by law or any circumstances beyond its control in performing its obligations under the deposit agreement. Our obligations and the preferred stock depositary’s obligations under the deposit agreement will be limited to performance in good faith and without negligence or willful misconduct of the duties described in the deposit agreement. Neither we nor the preferred stock depositary will be obligated to prosecute or defend any legal proceeding relating to any depositary receipts, depositary shares or shares of preferred stock unless satisfactory indemnity is furnished. We and the preferred stock depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and authorized to this information and on documents believed to be genuine.

If the preferred stock depositary receives conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the preferred stock depositary will be entitled to act on the claims, requests or instructions received from us.

DESCRIPTION OF WARRANTS

General

We may issue, together with other securities or separately, warrants to purchase our debt securities, common stock, preferred stock or depositary shares. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as shall be set forth in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of such warrants;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with such security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants which may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

Exercise of warrants

Each warrant will entitle the holder thereof to purchase for cash the amount of debt securities, shares of preferred stock, shares of our common stock or depositary shares at the exercise price as will in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as set forth in the applicable prospectus supplement relating to those warrants. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of our common stock, or our preferred stock at a future date or dates. The price per share of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by a specific reference to a formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of stock purchase units consisting of (1) a stock purchase contract and (2) debt securities, preferred securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders’ obligations to purchase our common stock or the preferred stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner. The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units.

Unless otherwise specified in the applicable prospectus supplement, the securities related to the stock purchase contracts will be pledged to a collateral agent, for our benefit, under a pledge agreement. The pledged securities will secure the obligations of holders of stock purchase contracts to purchase shares of our common stock or our preferred stock under the related stock purchase contracts. The rights of holders of stock purchase contracts to the related pledged securities will be subject to our security interest in those pledged securities. That security interest will be created by the pledge agreement. No holder of stock purchase contracts will be permitted to withdraw the pledged securities related to such stock purchase contracts from the pledge arrangement except upon the termination or early settlement of the related stock purchase contracts. Subject to that security interest and the terms of the purchase contract agreement and the pledge agreement, each holder of a stock purchase contract will retain full beneficial ownership of the related pledged securities.

Except as described in the applicable prospectus supplement, the collateral agent will, upon receipt of distributions on the pledged securities, distribute those payments to us or a purchase contract agent, as provided in the pledge agreement. The purchase contract agent will in turn distribute payments it receives as provided in the stock purchase contract.

DESCRIPTION OF SUBSCRIPTION RIGHTS

General

We may issue subscription rights to purchase our debt securities, our common stock, our preferred stock, depositary shares of warrants to purchase debt securities, common stock, preferred stock or depositary shares. We may issue subscription rights independently or together with any other offered security. The subscription rights may or may not be transferable by the recipient of the subscription rights. In connection with any subscription rights offering to our stockholders, we may enter into a standby underwriting arrangement with one or more underwriters providing for the underwriter(s) to purchase any offered securities remaining unsubscribed for after the subscription rights offering. In connection with a subscription rights offering to our stockholders, certificates evidencing the subscription rights and a prospectus supplement will be distributed to our stockholders on the record date for receiving subscription rights in the subscription rights offering set by use.

•	The applicable prospectus supplement will describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the title of the subscription rights;

•	the securities for which the subscription rights are exercisable;

•	the exercise price for the subscription rights;

•	the number of subscription rights issued to each stockholder;

•	the extent to which the subscription rights are transferable;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the issuance or exercise of the subscription rights;

•	any other terms of the subscription rights, including terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

•	the date on which the right to exercise the subscription rights will commence, and the date on which the right will expire;

•	the extent to which the subscription rights include an over-subscription privilege with respect to unsubscribed securities; and

•	if applicable, the material terms of any standby underwriting arrangement entered into by us in connection with the subscription rights offering.

Exercise of subscription rights

Each subscription right will entitle the holder of subscription rights to purchase for cash the principal amount of debt securities, shares of our preferred stock, depositary shares, our common stock, warrants or any combination of those securities at the exercise price as will be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

Subscription rights may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. In the event that not all of the subscription rights issued in any offering are exercised, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

DESCRIPTION OF COMMON STOCK

We may issue, either separately or together with other securities, shares of our common stock. Under our restated certificate of incorporation, we are authorized to issue up to 1,500,000,000 shares of our common stock. A prospectus supplement relating to an offering of common stock, or other securities convertible or exchangeable for, or exercisable into, common stock, will describe the relevant terms, including the number of shares offered, any initial offering price, and market price and dividend information, as well as, if applicable, information on other related securities. See “Description of Outstanding Capital Stock” below.

DESCRIPTION OF OUTSTANDING CAPITAL STOCK

We have summarized some of the terms and provisions of our outstanding capital stock in this section. The summary is not complete. We have also filed our restated certificate of incorporation, our by-laws and the certificate of designation relating to the Series A preferred stock as exhibits to our annual report on Form 10-K. You should read our restated certificate of incorporation and our by-laws and the certificate of designation relating to the Series A preferred stock for additional information before you purchase any of our capital stock.

As of January 12, 2001, our authorized capital stock was 1,518,500,000 shares. Those shares consisted of:

•	1,500,000,000 shares of common stock, par value $.01 per share;

•	10,000,000 shares of preferred stock, par value $.01 per share; and

•	8,500,000 shares of Class R convertible common stock, par value $.01 per share.

As of January 12, 2001, there were 367,619,715 shares of common stock, no shares of preferred stock and no shares of Class R convertible common stock outstanding.

Common stock

Subject to the senior rights of preferred stock which may from time to time be outstanding, holders of common stock are entitled to receive dividends declared by the board of directors out of funds legally available for their payment. Upon dissolution and liquidation of our business, holders of common stock are entitled to a ratable share of our net assets remaining after payment to the holders of the preferred stock of the full preferential amounts they are entitled to. All outstanding shares of common stock are fully paid and nonassessable.

The holders of common stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. Holders of common stock are not entitled to cumulative voting for the election of directors. They are not entitled to preemptive rights.

The transfer agent and registrar for the common stock is Wells Fargo Bank Minnesota, N.A.

Preferred stock

The preferred stock has priority over the common stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation. The board of directors is authorized to fix and determine the terms, limitations and relative rights and preferences of the preferred stock, to establish series of preferred stock and to fix and determine the variations as among series. The board of directors without stockholder approval could issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The board of directors has designated 500,000 shares of Series A junior participating preferred stock. Series A junior participating preferred stock will be issued in units consisting of one one-thousandth of a share of Series A junior participating preferred stock. Series A junior participating preferred stock is on a parity with the common stock with respect to dividends and to other distributions, including the distribution of assets on liquidation. Quarterly dividends per unit equal the amount of the quarterly dividend paid per share of common stock, when, as and if declared by the board of directors. The holders of units are entitled to one vote per unit, voting together with the common stock on all matters submitted to the stockholders. As of the date of this prospectus, there are no outstanding shares of preferred stock.

Anti-takeover provisions

We currently have provisions in our restated certificate of incorporation and by-laws that could have an anti-takeover effect. The provisions in the restated certificate of incorporation include:

•	a classified board of directors;

•	a prohibition on our stockholders taking action by written consent;

•	the requirement that special meetings of stockholders be called only by the board of directors or the chairman of the board; and

•	the requirement of the affirmative vote of at least 66 2/3% of our outstanding shares of stock entitled to vote thereon to adopt, repeal, alter, amend or rescind our by-laws.

The by-laws contain specific procedural requirements for the nomination of directors and the introduction of business by a stockholder of record at an annual meeting of stockholders where such business is not specified in the notice of meeting or brought by or at the discretion of the board of directors. In addition to these provisions, the board of directors has adopted a stockholder’s rights plan, under which rights were distributed in a dividend. These rights entitle the holder to acquire units of Series A junior participating preferred stock, which is exercisable upon the occurrence of certain events, including the acquisition by a person or group of a specified percentage of the common stock.

PLAN OF DISTRIBUTION

We may sell the offered securities as follows:

•	through agents;

•	through underwriters;

•	to dealers; or

•	directly to one or more purchasers.

By agents

Offered securities may be sold through agents designated by us. Unless otherwise indicated in a prospectus supplement, the agents will use their best efforts to solicit purchases for the period of their appointment.

By underwriters

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

To dealers

If a dealer is used in the sale, we will sell the offered securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale.

Direct sales

We may also sell offered securities directly to institutional investors or others. These sales may include ones made under arrangements with the investors under which we have the right to require the investors to purchase the offered securities from us from time to time at prices tied to the market price for those securities.

Delayed delivery contracts

We may authorize underwriters, dealers and agents to solicit offers by certain institutional investors to purchase offered securities under contracts providing for payment and delivery on a future date specified in the prospectus supplement. The prospectus supplement will also describe the public offering price for the securities and the commission payable for solicitation of these delayed delivery contracts. Delayed delivery contracts will contain definite fixed price and quantity terms. The obligations of a purchaser under these delayed delivery contracts will be subject to only two conditions:

•	that the institution’s purchase of the securities at the time of delivery of the securities is not prohibited under the law of any jurisdiction to which the institution is subject; and

•	that we shall have sold to the underwriters the total principal amount of the offered securities, less the principal amount covered by the delayed delivery contracts.

General information

Underwriters, dealers, agents and direct purchasers that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents will be identified and their compensation described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

The place, time of delivery and other terms of the sale of the offered securities will be described in the prospectus supplement.

LEGAL MATTERS

Willkie Farr & Gallagher will issue an opinion for us about the legality of the offered securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements of Level 3 Communications, Inc. as of December 31, 1999 and December 31, 1998 and for the years then ended, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been incorporated herein in reliance upon the authority of said firm as experts in giving said report.

The consolidated statements of operations, cash flows and changes in stockholders’ equity of Level 3 Communications, Inc. for the year ended December 27, 1997, as well as the consolidated balance sheets of RCN Corporation and Subsidiaries as of December 31, 1999 and 1998 and the related statements of operations, cash flows, comprehensive income, and changes in stockholders’ equity, for each of the three years in the period ended December 31, 1999, incorporated by reference in this registration statement, have been incorporated herein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

$880,000,000

LEVEL 3 COMMUNICATIONS, INC.

10% CONVERTIBLE SENIOR NOTES DUE 2011

PROSPECTUS SUPPLEMENT

February 18, 2005

(including Prospectus dated January 31, 2001)